Exhibit 99.1
Issued on behalf of Reed Elsevier PLC and Reed Elsevier NV
30 July 2009
REED ELSEVIER INTERIM RESULTS 2009
HIGHLIGHTS

	£		€		Change at
	2009		2009		constant
	£m	Change	€m	Change	currencies

Revenue	3,060	+25%	3,427	+8%	+3%

Parent companies	Reed Elsevier PLC			Reed Elsevier NV		Change at
	2009			2009		constant
	p		Change	€	Change	currencies

Reported earnings per share	7.1	p	-50%	€0.14	-50%
Adjusted earnings per share	24.5	p	+21%	€0.42	+5%	+1%
Ordinary dividend per share	5.4	p	+2%	€0.107	-6%

➢	Professional information businesses relatively robust; advertising and promotion markets significantly impacted by global recession; tight control of cost base
•	Revenues up 3% and adjusted operating profits up 5% at constant currencies.

•	Adjusted operating margin up 40 basis points; restructuring programme on track to deliver $350m annual costs savings by 2011.

•	Adjusted earnings per share +21% to 24.5p for Reed Elsevier PLC and +5% to €0.42 for Reed Elsevier NV.

•	Strong cash flow with 92% of adjusted operating profit converted into cash.

•	Significant currency translation benefits, especially in sterling results.

•	Good progress at Elsevier (39% of adjusted operating profits).

•	LexisNexis (42% of adjusted operating profits) sees significant expansion of Risk business with addition of ChoicePoint; insurance business delivering well and integration benefits on track.

•	LexisNexis law firm markets relatively robust, other than in US legal directory listings; government, corporate and academic markets lower.

•	Reed Exhibitions (RX) and Reed Business Information (RBI) (together 20% of adjusted operating profits) impacted as customers cut back on marketing and advertising; RX also impacted by major biennial shows cycling out; RBI US controlled circulation magazines to be divested.

•	Reported earnings per share decline: reflecting higher restructuring costs, RBI US impairment charge and lower post tax disposal gains.
➢	More aggressive market and product strategies to drive organic revenue development
•	Deeper insight and integration with customers.

•	Leverage content with information, data, tools and analytics.

•	Expand technology base; upgrade skills and competencies.

•	Step up investment in marketing, product engineering, infrastructure and sales.

•	Deliver higher customer ROI and increased competitive differentiation.
➢	Equity placing to strengthen balance sheet
•	Equity placing of up to 9.9% of issued share capital.

•	Credit metrics too stretched, post acquisition of ChoicePoint and non-sale of RBI, given current economic environment and later cycle nature of Reed Elsevier's business.

•	Appropriately resourced to support market and product strategies.
➢	Outlook remains challenging
•	Overall well placed in continuing tough environment.

•	Professional markets more resilient than most but not totally immune from cyclical pressures.

•	Advertising and promotion markets continue to be impacted by recession.

•	Constant currency adjusted results expected to be under some pressure for full year and going into next, though current exchange rates, if they prevail, should ensure positive progression for the parent companies in 2009 particularly in sterling.

Reed Elsevier Interim Results 2009     2
Commenting on today’s results, Anthony Habgood, Chairman of Reed Elsevier, said:
“This robust set of first half results demonstrates the quality of the majority of our business in tough economic conditions. Our priorities are to manage through this environment whilst developing strategies to emerge from this recession stronger and with greater focus on growing products and markets. Last year’s acquisition of ChoicePoint and the terminated sale of RBI have given us more debt than is prudent in current economic conditions. The equity raising announced today will address our stretched credit metrics and position the balance sheet to support the business through its continuing evolution.”
Reed Elsevier’s Chief Executive Officer, Ian Smith, commented:
“The downturn in macro-economic conditions over the last year has been severe and unprecedented. The biggest impact on our business is concentrated in advertising and promotion markets, including pharma promotion in our medical business, law firm directory listings in our legal business, and most particularly in business to business markets. The depth and length of the downturn is however having some effect on even our most resilient businesses. Our focus is on supporting our customers with the information and solutions they need to succeed in this environment while tightly managing our cost base. The strengthening of the balance sheet will ensure that we are appropriately resourced to do so.
Our markets have good attractive long term growth prospects. We have strong positions in these markets, and technology is enabling us to introduce new products and services to help customers increase their effectiveness and make them more successful. I am convinced that there is a bigger prize for our customers, employees and our shareholders by accelerating investment and stepping up our organic growth development. Despite the global recession, I believe that now is the right time to develop more aggressive market and product strategies to capture the market opportunities and increase competitive differentiation.”

ENQUIRIES:	Sybella Stanley (Investors)	Patrick Kerr (Media)
	+44 (0)20 7166 5630	+44 (0)20 7166 5646

Reed Elsevier Interim Results 2009     3
STRATEGY: DELIVERING ON REED ELSEVIER’S GROWTH POTENTIAL
➢	Reed Elsevier is fundamentally well positioned in attractive markets, with a clear strategy focused around:
•	authoritative content

•	driving online solutions

•	portfolio management

•	driving cost efficiency
➢	Digital technologies are opening up new ways of engaging with our customers and delivering greater customer productivity and effectiveness in information intensive sectors. Our focus now is to step up the tempo and ambition of our product and market strategies:
•	Engaging more deeply with our customers — getting a closer understanding of what customers do, how they make their money or meet their objectives, how they deliver outcomes, how they can be more efficient, and what risks they face. From this, we can develop products that drive greater customer value.

•	Leveraging our content more innovatively — adding value with linked information, data, tools, and analytics, integrated within the customer environment. This will be at the core of our product strategies.

•	Expanding our technology base, and upgrading our technology skills and competencies — to move from a provider of online content to continuous digital engagement with our customers. Technology will be integrated into every aspect of our business. Our goal is for Reed Elsevier to be as well known for its application of technology as it is today for professional information.
➢	This step up in ambition and execution capability will draw Reed Elsevier more closely into our customers’ world, delivering better outcomes for our customers and creating competitive value for them. We will extend our value proposition, increase our competitive differentiation, and expand the opportunities in our markets where we can sustain competitive advantage; all directed at driving further organic revenue growth.

➢	We are currently developing our plans to deliver on these organic growth objectives and will be stepping up our investment directed at:
•	Innovation in product engineering and the use of technology; expansion of new product development.

•	Scale and effectiveness of our marketing and sales activities to address a more complex customer and product environment.

•	Upgrade of our infrastructure and capabilities to support rapid development and deployment of products and their integration into customers’ systems.
➢	Our focus will be directed at faster growth in products and markets in information intensive sectors where we can sustain competitive advantage, supported by selective portfolio management. We are in the process of divesting certain of the more advertising dependent activities within Reed Business Information, most notably the US controlled circulation titles, whilst developing the online information and data services businesses.

➢	Cost efficiency is a priority. The restructuring programmes are delivering against plan and significant further cost savings are being achieved through tight cost control. Whilst further significant organisational change is not currently contemplated, we will be looking for every opportunity to increase our cost efficiency further.

Reed Elsevier Interim Results 2009     4
FINANCIAL PERFORMANCE
Reed Elsevier combined
businesses

		£				€			%
	Six months ended 30 June				Six months ended 30 June
									Change at
	2009	2008	Change		2009	2008	Change		constant
	£m	£m	%		€m	€m	%		currencies

Revenue	3,060	2,454	+25%		3,427	3,165	+8%		+3%

Reported operating profit	316	448	-29%		354	578	-39%		-36%
Adjusted operating profit	782	619	+26%		876	798	+10%		+5%

Adjusted operating margin	25.6%	25.2%	+0.4	pts	25.6%	25.2%	+0.4	pts
Adjusted operating cash flow	717	586	+22%		803	756	+6%		+1%
Cash flow conversion	92%	95%			92%	95%

									Change at
Parent companies	Reed Elsevier PLC					Reed Elsevier NV			constant
					Change			Change	currencies
	2009		2008		%	2009	2008	%	%

Reported earnings per share	7.1	p	14.1	p	-50%	€0.14	€0.28	-50%
Adjusted earnings per share	24.5	p	20.3	p	+21%	€0.42	€0.40	+5%	+1%
Ordinary dividend per share	5.4	p	5.3	p	+2%	€0.107	€0.114	-6%

The results of Reed Business Information (RBI), previously presented as a discontinued operation in the 2008 interim results, are now included within continuing operations in both the current and prior periods.
Adjusted figures are presented as additional performance measures and are stated before the amortisation and impairment of acquired intangible assets and goodwill, exceptional restructuring and acquisition related costs, and, in respect of earnings, reflect a tax rate that excludes the effect of movements in deferred taxation assets and liabilities that are not expected to crystallise in the near term. Profit and loss on disposals and other non operating items are also excluded from the adjusted figures. Adjustments made to reported operating profit from continuing operations are amortisation of acquired intangible assets (£195m/€218m; 2008: £109m/€140m), impairment of acquired intangible assets and goodwill (£140m/€157m; 2008: nil) mainly in respect of RBI US, exceptional restructuring and acquisition related costs (£125m/€140m; 2008: £56m/€72m) and reclassification of tax in joint ventures (£6m/€7m; 2008: £6m/€8m). Reconciliations between the reported and adjusted figures are provided in note 5 to the condensed combined financial information (on page 30) and note 2 to the summary financial information of the respective parent companies (on pages 37 and 43).
Reed Elsevier combined businesses
➢	Revenues +25% to £3,060m/+8% to €3,427m; +3% at constant currencies.

➢	Good progress at Elsevier (39% of adjusted operating profits). LexisNexis (42% of adjusted operating profits) sees significant expansion of Risk business with addition of ChoicePoint; ChoicePoint insurance business delivering well and integration benefits on track. LexisNexis law firm markets relatively robust, up 1% other than in US legal directory listings; government, corporate and academic markets lower. Reed Exhibitions (RX) and RBI (together 20% of adjusted operating profits) impacted as customers cut back on marketing and advertising; RX also impacted by major biennial shows cycling out.

➢	Underlying revenues 7% lower with the declines concentrated in advertising and promotion markets, including pharma promotion, law firm directory listings and business to business markets. Elsevier and LexisNexis including proforma ChoicePoint have combined underlying revenues flat in professional markets (73% of revenues). RX and RBI have combined underlying revenues 20% lower in business to business markets (27% of revenues).

➢	Online information and workflow solutions revenues represent 59% of revenues.

Reed Elsevier Interim Results 2009     5
Adjusted figures
➢	Adjusted operating profits +26% to £782m/+10% to €876m; +5% at constant currencies.

➢	Adjusted operating margin at 25.6%, +40 basis points; effect of operational gearing on lower underlying revenues and investment offset by major cost savings from restructuring programmes and acquisition integration.
•	Good margin development at Elsevier (+1.7% pts) reflecting revenue growth and restructuring. Good margin development at LexisNexis (+1.8% pts) from restructuring and ChoicePoint acquisition integration; excluding ChoicePoint, LexisNexis margins 0.7% pts lower on small revenue decline and additional investment. Margins lower at RX (-0.6% pts) and RBI (-4.4% pts) despite significant cost actions reflecting significantly lower revenues and, for RX, the cycling out of major biennial exhibitions.
➢	Underlying adjusted operating profits 8% lower. Elsevier and LexisNexis (81% of first half adjusted operating profits) including proforma ChoicePoint have combined underlying profit growth of 9%. RX and RBI (20% of first half adjusted operating profits) have combined underlying profit decline of 33%.

➢	$510m restructuring programmes on track to deliver targeted $160m additional cost savings in 2009 and total annual cost savings of $350m by 2011; ChoicePoint acquisition integration on track to deliver targeted $150m annual savings by 2011.

➢	Strong adjusted operating cash flow +22% to £717m/+6% to €803m; +1% at constant currencies, representing 92% conversion of adjusted operating profits into cash (100% conversion for last twelve months).

➢	Free cash flow (before restructuring and acquisition related spend and dividends) £456m/€510m; seasonality of free cash flow favours second half; last twelve months £1,049m/€1,246m.
Reported figures
➢	Reported operating profit 29% lower to £316m/39% lower to €354m; stated after amortisation of acquired intangible assets (£195m/€218m), intangible asset and goodwill impairment principally relating to RBI (£140m/€157m), exceptional restructuring costs (£103m/€115m), acquisition related costs (£22m/€25m) and tax in joint ventures (£6m/€7m).
Parent company earnings per share and dividends
Adjusted figures
➢	Adjusted earnings per share +21% to 24.5p for Reed Elsevier PLC and +5% to €0.42 for Reed Elsevier NV; +1% at constant currencies.
Reported figures
➢	Reported earnings per share -50% to 7.1p/-50% to €0.14 against prior first half; reflects in 2009 RBI intangible asset and goodwill impairment, higher exceptional restructuring and acquisition integration costs, and lower post tax disposal gains.

Dividends
➢	Reed Elsevier PLC interim dividend up 2% to 5.4p; equalised Reed Elsevier NV interim dividend 6% lower at €0.107. (Difference in growth rates in the equalised dividends reflects the strengthening of the euro against sterling since last interim dividend declaration date.)
FINANCIAL POSITION AND EQUITY RAISING
➢	Strong financial position from liquidity perspective.
•	Term debt maturities well spaced; revolving credit facilities in place.

•	Strong free cash flow and facilities expected to be more than sufficient to repay debt maturing in 2010 and 2011.

Reed Elsevier Interim Results 2009     6
➢	Credit metrics too stretched given current economic environment and later cycle nature of Reed Elsevier’s business.
•	Net debt at 30 June 2009 £5.1bn/€6.0bn ($8.4bn).

•	Net debt/ebitda: 3.6x (basis: last twelve months, pensions and lease adjusted, ebitda before certain restructuring costs, proforma ChoicePoint H2 2008).

•	Total net proceeds of £2.0bn/€2.7bn ($4.0bn) from successful sale of the Education division returned to shareholders in January 2008.

•	£2.1bn/€2.7bn ($4.1bn) acquisition of ChoicePoint completed in September 2008.

•	Sale of RBI terminated in December 2008 due to poor credit market conditions and deterioration in economic outlook.
➢	Equity raising of up to 9.9% of issued share capital.
•	Reduces net debt; improves credit metrics; maintains solid investment grade credit rating.

•	Appropriately resourced to support market and product strategies.

•	Accelerated book build launched.
➢	Term debt maturities well spaced; revolving credit facilities in place.
•	$2.8bn term debt issued in first half in 4, 5, 8 and 10 year maturities.

•	$3.2bn of ChoicePoint acquisition facility repaid; $1.0bn remaining with 2011 maturity.

•	Term debt and ChoicePoint facilities maturities: 2009 nil; 2010 $0.4bn; 2011 $1.5bn; 2012 $0.8bn, 2013 $1.0bn; 2014 and beyond $4.2bn.

•	Revolving credit facilities supporting commercial paper borrowings ($0.35bn commercial paper outstanding at 30 June 2009 net of cash in hand) in place to 2012 ($2.5bn facility to 2010, $2.0bn facility to 2012).
OUTLOOK
➢	Overall, Reed Elsevier is well placed in the continuing tough economic environment. Our major professional markets, which account for the substantial majority of the business, are fundamentally more resilient than most although not totally immune from cyclical pressures. The advertising and promotion markets continue to be significantly impacted by recession.

➢	Elsevier
•	Continued revenue progress with good online sales and strong publishing programme; continued weakness in pharma promotion.

•	Elsevier working with institutions to ensure growing information needs met and research productivity enhanced to address pressure on academic budgets, moderating pricing environment for science journal subscription renewals.
➢	LexisNexis
•	Softer legal and corporate markets expected to continue in US and internationally; modest decline in underlying revenues expected for 2009.

•	Further strong growth expected in ChoicePoint insurance revenues, and significant integration benefits.

•	Overall adjusted operating margin expected to be broadly flat with gearing on marginally lower underlying revenues and increased investment offset by restructuring and ChoicePoint integration benefits.
➢	Reed Exhibitions
•	Continued difficult trading environment; further net cycling out of biennial exhibitions in second half.
➢	Reed Business Information
•	Difficult trading conditions continue; margin decline should moderate with impact of cost actions taken.

•	Continued focus on managing cost base and selective portfolio management whilst developing market and product strategies for longer term commercial success and value creation.
➢	Looking forward, we see current trends broadly continuing with overall underlying revenue and operating profit remaining under pressure particularly in advertising and promotion markets. ChoicePoint is making a significant contribution, although the impact will be less marked in the second half as the business was already included for the last three and a half months of 2008. Constant currency adjusted results are therefore expected to be under some pressure for the full year and going into next, though current exchange rates, if they prevail, should ensure positive progression for the parent companies in 2009 particularly in sterling.

Reed Elsevier Interim Results 2009     7
Operating and financial review

		£			€		%
	Six months ended 30 June			Six months ended 30 June
							Change at
	2009	2008	Change	2009	2008	Change	constant
	£m	£m	%	€m	€m	%	currencies

Revenue
Elsevier	944	771	+22%	1,057	995	+6%	+3%
LexisNexis	1,297	822	+58%	1,453	1,060	+37%	+26%
Reed Exhibitions	356	377	-6%	399	486	-18%	-22%
Reed Business Information	463	484	-4%	518	624	-17%	-17%

Total	3,060	2,454	+25%	3,427	3,165	+8%	+3%

Adjusted operating profit
Elsevier	305	236	+29%	342	304	+13%	+14%
LexisNexis	330	194	+70%	370	250	+48%	+36%
Reed Exhibitions	119	128	-7%	133	165	-19%	-26%
Reed Business Information	39	62	-37%	44	80	-45%	-43%
Unallocated items	(11)	(1)		(13)	(1)

Total	782	619	+26%	876	798	+10%	+5%

Adjusted figures and constant currency growth rates are used by Reed Elsevier as additional performance measures. Adjusted operating profit is stated before the amortisation and impairment of acquired intangible assets and goodwill, exceptional restructuring and acquisition related costs, and is grossed up to exclude the equity share of taxes in joint ventures. Exceptional restructuring costs principally relate to the major restructuring programmes announced in February 2008 and February 2009. Acquisition related costs relate to acquisition integration and fees incurred in connection with acquisition financing. Constant currency growth rates are based on 2008 full year average and hedge exchange rates.
Unless otherwise indicated, all percentage movements in the following commentary refer to performance at constant exchange rates. Underlying growth rates are calculated at constant currencies, excluding acquisitions and disposals.
The reported operating profit figures are set out in note 2 to the condensed combined financial information and reconciled to the adjusted figures in note 5.

FORWARD LOOKING STATEMENTS

This Interim Results statement contains forward-looking statements within the meaning of Section 27A of the US Securities Act 1933, as amended, and Section 21E of the US Securities Exchange Act 1934, as amended. These statements are subject to a number of risks and uncertainties and actual results and events could differ materially from those currently being anticipated as reflected in such forward-looking statements. The terms “expect”, “should be”, “will be” and similar expressions identify forward-looking statements. Factors which may cause future outcomes to differ from those foreseen in forward-looking statements include, but are not limited to: general economic and business conditions; demand for our products and services; competitive factors in the industries in which we operate; exchange rate fluctuations; legislative, fiscal and regulatory developments; political risks; terrorism, acts of war and pandemics; changes in law and legal interpretations affecting Reed Elsevier’s intellectual property rights and internet communications; the impact of technological change; and other risks referenced from time to time in the filings of Reed Elsevier PLC and Reed Elsevier NV with the US Securities and Exchange Commission.

The securities mentioned herein have not been, and will not be, registered under the United States Securities Act of 1933 (the "Securities Act") and may not be offered or sold in the United States absent registration or an exemption from the registration requirements of the Securities Act. There will be no public offer of the securities in the United States.

Reed Elsevier Interim Results 2009     8
Operating and financial review
Elsevier

		£				€			%
	Six months ended 30 June				Six months ended 30 June
									Change
	2009	2008	Change		2009	2008	Change		at constant
	£m	£m	%		€m	€m	%		currencies

Revenue
Science & Technology	495	413	+20%		554	533	+4%		+5%
Health Sciences	449	358	+25%		503	462	+9%		+2%

	944	771	+22%		1,057	995	+6%		+3%

Adjusted operating profit	305	236	+29%		342	304	+13%		+14%
Adjusted operating margin	32.3%	30.6%	+1.7	pts	32.3%	30.6%	+1.7	pts	+3.1	pts

Elsevier has had a robust first half, partly held back by weak pharma promotion markets in Health Sciences. Adjusted operating margins improved through cost control and further restructuring.
Revenues and adjusted operating profits increased by 3% and 14% respectively at constant currencies, or 3% and 13% before acquisitions and disposals. The overall adjusted operating margin improved by 1.7 percentage points driven principally by cost savings, partly offset by adverse margin mix effect of US dollar strength on results translation. The reported operating margin, after amortisation of acquired intangible assets and restructuring costs, was 26.0%, up 2.3 percentage points from revenue growth and cost savings.
The Science & Technology business saw revenue growth of 5% at constant currencies driven by good growth in electronic product sales including ScienceDirect journal subscriptions and the Scopus abstract and indexing database. ScienceDirect and journal subscriptions renewals are strong and online usage continues to grow at close to 20% per annum. Online revenues now account for over 80% of Science & Technology revenues. Significant new product development effort is focused on building further interactivity of content, including integration with third party content and technology, and in introducing new researcher tools to improve the productivity of research. Also being launched in the second half is a suite of performance and planning solutions that will assist academic institutions in managing and targeting their scientific research.
Elsevier is working with customers to ensure that their growing information needs are met and research productivity enhanced in a moderating pricing environment for science journal subscription renewals so as to address the pressure on academic budgets.
In Health Sciences, revenue growth was 2% at constant currencies held back by further weakness in pharma promotion markets. Excluding pharma promotion, revenues were 6% ahead at constant currencies. This growth was driven by strong performances in medical research, the nursing and health professional segment, and in the fast growing clinical decision support business, providing practitioners with content and data in actionable solutions sets. Pharma promotion revenues, which account for 20% of Health Sciences’ revenues, were 11% lower, reflecting fewer drug launches and a contraction of the marketing budgets of pharmaceutical companies. Health Sciences continues to build out and launch evidence-based content for point of care applications and is also increasingly working with healthcare payers and providers using predictive analytical algorithms to help manage resources more effectively and improve medical outcomes.
The second half should see continued revenue progress with good online sales and a strong publishing programme, although pharma promotional revenues are expected to remain weak.

Reed Elsevier Interim Results 2009     9
Operating and financial review
LexisNexis

		£				€			%
	Six months ended 30 June				Six months ended 30 June
									Change
	2009	2008	Change		2009	2008	Change		at constant
	£m	£m	%		€m	€m	%		currencies

Revenue
US Legal	575	458	+26%		644	590	+9%		-5%
International	266	251	+6%		298	324	-8%		-1%
Risk Solutions	456	113	+304%		511	146	+250%		+206%

	1,297	822	+58%		1,453	1,060	+37%		+26%

Adjusted operating profit	330	194	+70%		370	250	+48%		+36%
Adjusted operating margin	25.4%	23.6%	+1.8	pts	25.4%	23.6%	+1.8	pts	+1.9	pts

LexisNexis has had a mixed first half with a significant contribution from the ChoicePoint business acquired in September 2008 but a weaker performance in softer legal and corporate markets and most particularly in the US legal directory business. The significant first half margin improvement reflects the integration of the ChoicePoint business.
Revenue and adjusted operating profits were up 26% and 36% respectively at constant currencies reflecting the contribution of the ChoicePoint business to the Risk Solutions business. Excluding ChoicePoint and other acquisitions and disposals, underlying revenues and adjusted operating profits were respectively 3% and 6% lower. The overall adjusted operating margin was 1.8 percentage points higher reflecting the significant ChoicePoint integration benefits. Including ChoicePoint on a proforma basis, LexisNexis revenues were 3% lower and adjusted operating profits 5% higher at constant currencies. The reported operating margin, after amortisation of acquired intangible assets and restructuring costs, was 12.1% down 2.0 percentage points reflecting intangible asset amortisation of the ChoicePoint acquisition, increased restructuring spend and acquisition integration costs.
The US Legal business saw revenues decline 5% at constant currencies. Whilst the impact of the significant economic downturn on the legal services industry has driven unprecedented levels of staff reductions by law firms and cut backs on information budgets, revenues from law firms, other than for the Martindale Hubbell legal directory business, were up 1%. Martindale Hubbell accounted for 7% of US Legal revenues and was down 29% from a combination of adverse publication timing and law firms cutting back on directory listings. Government, corporate and academic markets were 7% lower as budgets came under pressure and reflecting reduced transactional activity. LexisNexis, with its news and business information databases and public records, is particularly exposed to transactional lawyers and to government, corporate and academic markets which are more adversely affected in this economic downturn than litigation practices.
Three substantial investment programmes are underway to position the business for good longer term growth as markets recover: the building of the next generation of online legal research products; the transformation of Martindale Hubbell from a legal directory business to a provider of web marketing services; and a major upgrade in back office infrastructure to provide an integrated and superior customer experience across our US legal research, client development and solutions products.
The LexisNexis International business, ie the non US businesses, saw 1% underlying growth, or a 1% decline following last year’s sale of the Latin American business. The pressures on law firm markets in the US are mirrored internationally although LexisNexis has a stronger and better differentiated competitive position in many international markets particularly in online product. Online revenues rose by 10% underlying, largely offset by lower print/CD sales as customers increasingly adopt online services and reduce their print usage. The business has continued to expand its workflow solutions offerings as online services become more widely penetrated.
The Risk Solutions business saw revenues grow 206% at constant currencies including the first half contribution of the ChoicePoint business acquired in September 2008. Including ChoicePoint on a proforma basis, underlying revenues were 1% lower, being 1% lower in ChoicePoint and 2% lower in the other Risk Solutions businesses. The small decline in

Reed Elsevier Interim Results 2009     10
Operating and financial review
the non-ChoicePoint business reflects the slow down in transactional activity in the US economy in part offset by strong growth in government markets.
The ChoicePoint insurance business, which helps insurance carriers evaluate underwriting risk and contributes over 85% of ChoicePoint’s adjusted operating profits, grew 9%. This was driven by increased transaction activity, reflecting insurance policy churn in the auto and property insurance markets, and by the increasing adoption by insurance carriers of more powerful analytics in the underwriting process. The remaining ChoicePoint businesses saw revenues 16% lower principally due to the significant drop in pre-employment screening as customers cut back on hiring. Adjusted operating profits were up 44% reflecting good growth in the insurance business, cost actions in the non-insurance businesses, and integration benefits. These ChoicePoint growth figures are presented on a proforma basis. The integration of the business in Risk Solutions is well progressed and is firmly on track to deliver the targeted annual cost savings of $150 million by 2011.
Softer legal and corporate markets are expected to continue in the US and internationally, resulting in a modest decline in underlying revenues for 2009. Further strong growth is expected in ChoicePoint insurance revenues and increasing integration benefits. Overall adjusted operating margin is expected to be broadly flat for LexisNexis year on year with the gearing on marginally lower underlying revenues and increased investment offset by the benefits of restructuring and other actions to improve cost efficiency and the growing profitability of the ChoicePoint business.

Reed Elsevier Interim Results 2009     11
Operating and financial review
Reed Exhibitions

		£				€			%
	Six months ended 30 June				Six months ended 30 June
									Change
	2009	2008	Change		2009	2008	Change		at constant
	£m	£m	%		€m	€m	%		currencies

Revenue	356	377	-6%		399	486	-18%		-22%

Adjusted operating profit	119	128	-7%		133	165	-19%		-26%
Adjusted operating margin	33.4%	34.0%	-0.6	pts	33.4%	34.0%	-0.6	pts	-1.6	pts

Reed Exhibitions has had a difficult first half against a buoyant prior year with customers cutting back on promotional expenditure and the net cycling out of biennial exhibitions.
Revenues and adjusted operating profits were down 22% and 26% respectively at constant currencies, or 24% and 28% before acquisitions and disposals. Excluding biennial show cycling, underlying revenues and adjusted operating profits were lower by 15% and 18% respectively.
The overall adjusted operating margin was 0.6 percentage points lower at 33.4% largely due to the lower revenues, including the effect of the significant net cycling out at the show contribution level, with firm mitigating actions taken on costs and favourable currency translation mix effects. The adjusted operating margin in the first half is higher than for the year as a whole due to the seasonality of revenue (2008 full year adjusted operating margin was 26% versus 34% in the first half). The reported operating margin, after amortisation of acquired intangible assets and restructuring costs, in the first half was 27.2% (flattered by seasonality), down 1.4 percentage points, before goodwill impairment charges on certain minor shows.
Across geographies and sectors, with few exceptions, sales of exhibition space and ancillary services are lower as customers cut their promotional spend. There has also been a decline in paying delegates at certain shows. Encouragingly, attendances have remained strong and the shows have been very successful judging by the response from exhibitors and attendees which is important vis a vis positioning for eventual economic recovery. The shows have also generally increased market share as exhibitors focus their marketing spend on leading high quality shows.
All major geographies saw lower revenues on annual shows, with the US down 13%, Japan down 11%, and Europe (excluding the international events in Cannes) down 14%. The shows with the steepest revenue declines have been in the real estate sector following a very successful 2008, particularly for the Mipim international property show in Cannes. Although this show was reduced in size this year, the exhibitor and delegate feedback was very positive. The retail sector has also seen smaller but successful shows including the International Jewellery Tokyo and JCK Las Vegas jewellery events. Very few shows have had to be cancelled.
The expectation for the second half is for continuation of the difficult trading environment. The second half sees further net cycling out of biennial exhibitions. Although smaller in size this year, the shows are delivering good returns to exhibitors and attendees and are demonstrating the important position that face-to-face events have in the marketing mix.

Reed Elsevier Interim Results 2009     12
Operating and financial review
Reed Business Information

		£				€			%
	Six months ended 30 June				Six months ended 30 June
									Change
	2009	2008	Change		2009	2008	Change		at constant
	£m	£m	%		€m	€m	%		currencies

Revenue
UK	134	153	-12%		150	197	-24%		-14%
US	135	139	-3%		151	179	-16%		-26%
NL	102	100	+2%		114	129	-12%		-11%
International	92	92	0%		103	119	-13%		-11%

	463	484	-4%		518	624	-17%		-17%

Adjusted operating profit	39	62	-37%		44	80	-45%		-43%
Adjusted operating margin	8.4%	12.8%	-4.4	pts	8.4%	12.8%	-4.4	pts	-4.0	pts

Reed Business Information has had a very difficult first half with advertising markets significantly impacted by the global economic recession.
Revenues and adjusted operating profits were 17% and 43% lower respectively at constant currencies, or 18% and 42% before acquisitions and disposals. Adjusted operating margin was down 4.4 percentage points to 8.4% reflecting the operational gearing of the revenue decline which could only partly be offset by the significant cost reductions across the business. The reported operating margin, after amortisation of acquired intangible assets and restructuring costs, was negative 6.9% before intangible asset and goodwill impairment charges, down 16.6 percentage points reflecting significantly higher restructuring costs.
User revenues, eg subscriptions and online data services, which account for just over 50% of RBI revenues, have held up well despite the economic recession and saw underlying revenues down only 2%. Advertising revenues are however down 30% with high profit gearing. Online user revenues grew an encouraging 7% underlying with print and other offline user revenues down 6%. Online advertising revenues declined 17% (10% if recruitment is excluded) with a 36% decline in print advertising. Overall, online revenues (which accounted for 39% of RBI revenues) were 6% lower underlying. This compares with a 24% decline in print and other offline revenues. These results, during the depths of global recession, point clearly to the resilience and attractiveness of RBI’s information and data services businesses and the vulnerability of print advertising. The strategic imperative is to continue to build up the information and data services businesses and to manage the migration of print advertising to online lead generation services together with selective portfolio management.
In the UK, underlying revenues were down 16% driven by lower advertising, both in print and online, with a significant cut back in the recruitment market particularly affecting the revenues of totaljobs.com. User revenues, which account for approximately half the UK revenues, were up 6% underlying, reflecting the strength of services such as XpertHR serving the HR community, Bankersalmanac.com providing information that facilitates interbank payments across the world, and ICIS Pricing serving the petrochemicals industry.
The Netherlands business saw underlying revenues decline 11%. The Dutch business has a higher proportion of subscriptions and other user revenues than the UK but these are less well developed online with the result that user revenues were down 4% whilst advertising revenues were down 26%. The International businesses saw underlying revenues 13% lower with a 3% decline in user revenues and 22% decline in advertising. The continuing success and international roll out of the Hotfrog web directory mitigated some of the advertising decline.
In the US, with its greater dependency on controlled circulation print magazines, underlying revenues were 26% lower, again driven by reduced advertising across the portfolio. The controlled circulation magazines and certain other print titles are to be divested.
Difficult trading conditions are expected to continue in the second half although the rate of margin decline should moderate with the impact of the cost actions taken. Management’s focus is on managing the cost base and selective portfolio management whilst developing the market and product strategies for longer term commercial success and value creation.

Reed Elsevier Interim Results 2009     13
Operating and financial review
FINANCIAL REVIEW
REED ELSEVIER COMBINED BUSINESSES
Currency
The average exchange rates in the first half of the year compared with the prior first half saw the US dollar stronger against both sterling and the euro, whilst the euro was also stronger against sterling. This gives a favourable effect on translation of reported results expressed in both sterling and euros, with the effect particularly pronounced in sterling.
Income statement
Revenue from continuing operations was £3,060m/€3,427m, up 25% expressed in sterling and up 8% when expressed in euros, including a first half contribution from the ChoicePoint business acquired in September 2008. At constant exchange rates, revenue was 3% higher. Underlying revenues, ie before acquisitions and disposals, were 7% lower principally reflecting the significant downturn in advertising and promotion markets.
Reported figures
Continuing operations
Reported operating profit from continuing operations, after amortisation and impairment of acquired intangible assets and goodwill, and exceptional restructuring and acquisition related costs, was £316m/€354m, down 29% in sterling and 39% in euros. The decrease principally reflects intangible asset and goodwill impairment charges relating to RBI US and increased restructuring spend, partly offset by currency translation effects.
The amortisation charge in respect of acquired intangible assets, including the share of amortisation in joint ventures, amounted to £195m/€218m, up £86m/€78m as a result of ChoicePoint and other 2008 acquisitions and currency translation effects. Charges for intangible asset and goodwill impairment were £140m/€157m (2008: nil) principally relating to the RBI US business.
Exceptional restructuring costs incurred amounted to £103m/€115m (2008: £46m/€59m), relating to severance, outsourcing migration and related property costs. Acquisition related costs amounted to £22m/€25m (2008: £10m/€13m) principally in respect of the integration of the ChoicePoint business into LexisNexis.
Disposals and other non operating items comprise gains on disposals of minor businesses and investments of £6m/€7m and fair value increases in the portfolio of venture capital investments of £4m/€4m.
Net finance costs were higher at £138m/€154m (2008: £67m/€86m) principally reflecting the funding of the ChoicePoint acquisition and currency translation effects, less the benefit of free cash flow since the prior first half.
The reported profit before tax, including amortisation and impairment of acquired intangible assets and goodwill, exceptional restructuring and acquisition related costs, and non operating items, was £188m/€211m (2008: £393m/€507m).
The reported tax charge of £25m/€28m compares with a charge of £95m/€123m in the prior first half and includes a deferred tax credit on amortisation of the deferred tax liability established on acquisition of ChoicePoint in relation to its intangible assets.
Discontinued operations
The gain on the disposal of discontinued operations in the prior first half of £60m/€62m relates to the disposal of the remaining Education division businesses, after £27m/€54m of recycled cumulative currency translation losses since adoption of IFRS previously taken to reserves. Taxes on the disposal were £48m/€62m.
Total operations
The reported attributable profit of £161m/€181m compares with £309m/€383m in the first half of 2008, reflecting the lower reported profit before tax partly mitigated by lower tax costs and currency translation effects.
Adjusted figures
Adjusted figures are used by Reed Elsevier as additional performance measures and are stated before the amortisation and impairment of acquired intangible assets and goodwill, exceptional restructuring and acquisition related costs, and, in respect of earnings, reflect a tax rate that excludes the effect of movements in deferred taxation assets and liabilities that are not expected to crystallise in the near term. Exceptional restructuring costs relate to the major restructuring programmes announced in February 2008 and February 2009. Acquisition related costs relate to acquisition integration and fees incurred in connection with acquisition financing. Profit and loss on disposals and other non operating items are also excluded from the adjusted figures. Comparison at constant exchange rates uses 2008 full year average and hedge exchange rates.
Adjusted operating profit for continuing operations was £782m/€876m, up 26% expressed in sterling and up 10% in euros, including a first half contribution from the ChoicePoint business. At constant exchange rates,

Reed Elsevier Interim Results 2009     14
Operating and financial review
adjusted operating profits were up 5%. Underlying adjusted operating profits, ie before acquisitions and disposals, were 8% lower reflecting the operational gearing on lower underlying revenues and additional investment, partly mitigated by cost savings from restructuring and other cost actions.
The net pension expense (excluding the unallocated net pension financing credit) was £31m/€35m (2008: £32m/€41m), with a decrease arising from the higher discount rates and lower inflation at the beginning of the year compared with the prior year mostly offset by currency translation effects. The net pension financing credit was £2m/€2m (2008: £20m/€26m) reflecting the lower market value of scheme assets at the beginning of the year compared with the prior year. The charge for share based payments was £2m/€2m (2008: £22m/€28m) reflecting revised vesting assumptions for long term incentive schemes.
Overall adjusted operating margin was up 0.4 percentage points at 25.6% with the adverse operational gearing of lower underlying revenues and the impact of additional investment more than offset by major cost savings from restructuring and acquisition integration.
Adjusted profit before tax from continuing operations was £644m/€722m, up 17% expressed in sterling and up 1% when expressed in euros. At constant exchange rates, adjusted profit before tax was 2% lower.
The effective tax rate on adjusted profit before tax for the continuing businesses was 21.5% (2008: 23.7%) reflecting financing efficiencies and currency mix effects. The effective tax rate on adjusted profit before tax excludes movements in deferred taxation assets and liabilities that are not expected to crystallise in the near term, and more closely aligns with cash tax costs. Adjusted operating profits and taxation are also grossed up for the equity share of taxes in joint ventures.
The adjusted profit from continuing operations attributable to shareholders of £503m/€563m was up 19% expressed in sterling and 4% in euros. At constant exchange rates, adjusted profit attributable to shareholders was flat compared with the prior first half.
Adjusted profit from discontinued operations was nil in both the current and prior first half following the completion of the sale of the remaining Education Division businesses in January 2008.
Cash flows
Adjusted operating cash flow from continuing operations was £717m/€803m, up 22% on the prior first half expressed in sterling and up 6% in euros, or up 1% at constant currencies. The rate of conversion of adjusted operating profits into cash flow for continuing businesses in the first half was 92% (2008: 95%). The first half cash flow is somewhat variable reflecting the seasonality of operating cash flows particularly in relation to advance subscription receipts and exhibition deposits, and the timing of capital spend. The lower level of cash flow conversion compared with the prior first half reflects the lower non cash share based payment charges. The adjusted operating cash flow for the last 12 months to 30 June 2009 was £1,538m/€1,820m (2008: £1,215m/€1,665m) representing a cash flow conversion rate of 100% (2008: 99%).
Capital expenditure included within adjusted operating cash flow was £94m/€105m (2008: £65m/€84m), including £66m/€74m in respect of capitalised development costs included within intangible assets. The increase from the prior first half reflects increased investment and currency translation effects.
Free cash flow from continuing operations — after interest and taxation — was £456m/€510m (2008: £406m/€523m) before exceptional restructuring and acquisition related spend. The increase when expressed in sterling reflects the higher adjusted operating cash flow less higher interest costs. When expressed in euros the decrease additionally reflects currency translation effects.
Exceptional restructuring spend was £71m/€79m (2008: £17m/€22m) principally relating to severance, outsourcing migration and vacant property costs. Payments made in respect of acquisition integration amounted to £23m/€26m, principally in respect of the ChoicePoint acquisition. Tax paid in the period was reduced by £20m/€23m (2008: £6m/€8m) in relation to the restructuring and acquisition related spend.
Ordinary dividends paid to shareholders in the first half, being the 2008 final dividend, amounted to £326m/€365m (2008: £298m/€385m). The special distribution paid to shareholders in January 2008 from the net proceeds of the Education Division disposal amounted to £2,013m/€2,690m (including £27m/€35m paid to the employee benefit trust).
No share repurchases were made by the parent companies in the first half of the year (2008: £39m/€50m) and no shares of the parent companies were purchased by the employee benefit trust (2008: £55m/€71m). Net proceeds from the exercise of share options were £1m/€1m (2008: £45m/€58m).
Spend on acquisitions was £86m/€96m, including £55m/€62m of payments (£27m/€31m net of tax) in

Reed Elsevier Interim Results 2009     15
Operating and financial review
respect of ChoicePoint change of control and other non operating liabilities assumed on acquisition, and £4m/€5m in respect of prior year acquisitions. Including deferred consideration payable, an amount of £9m/€10m was capitalised as acquired intangible assets and £6m/€7m as goodwill.
Cash costs of the terminated RBI divestment process, less proceeds from disposals of businesses and of other assets, amounted to £22m/€25m.
Debt
Net borrowings at 30 June 2009 were £5,058m/€5,968m, a decrease of £668m since 31 December 2008 when expressed in sterling and an increase of €70m when expressed in euros. Expressed in sterling, currency translation differences decreased net borrowings by £690m, reflecting the impact of the weakening of the US dollar against sterling over the period on the largely US dollar denominated net debt. Expressed in euros, currency translation differences increased net borrowings by €45m, reflecting the impact of the weakening of the euro against sterling over the period on sterling denominated net debt. Excluding currency translation effects, net debt increased by £22m/€25m as a result of dividends paid and restructuring spend less free cash flow.
Gross borrowings after fair value adjustments at 30 June 2009 amounted to £5,464m/€6,447m. The fair value of related derivative assets was £15m/€18m. Cash balances totalled £391m/€461m.
Net pension obligations, ie pension obligations less pension assets, at 30 June 2009 were £428m/€505m which compares with a net deficit as at 31 December 2008 of £369m/€380m. The movement principally reflects the impact of an increased inflation assumption in the UK scheme, partially offset by a higher discount rate in the US scheme and currency translation effects.
As at 30 June 2009, after taking into account interest rate and currency derivatives, a total of 71% of Reed Elsevier’s gross borrowings (equivalent to 77% of net borrowings) were at fixed rates and had a weighted average remaining life of 5.9 years and interest rate of 5.9%.
Liquidity
Fixed rate term debt of $1,500m, €600m and £300m and floating rate term debt of €50m were issued in the period in maturities ranging from 4 to 10 years, with a weighted average coupon of 7.5% (before taking into account fixed to floating interest rate swaps), and used to repay bank loans maturing in 2010 and 2011.
At 30 June 2009, Reed Elsevier had $2.5bn of committed bank facilities maturing in May 2010, providing back up for commercial paper borrowings and short term debt, of which $34m was drawn. Additionally Reed Elsevier put in place in February 2009 a $2.0bn committed bank facility, forward starting in May 2010 and maturing in May 2012. Together these two back up facilities provide security of funding for $2.5bn of short term debt to May 2010 and for $2.0bn from May 2010 to May 2012.
After taking account of these committed bank facilities and available cash resources, no borrowings mature between 2009 and 2011, £1,986m/€2,344m of borrowings mature in 2012 and £3,072m/€3,624m mature in 2013 and beyond. The strong free cash flow of the business, the available resources and back up facilities, and Reed Elsevier’s ability to access debt capital markets are expected to provide sufficient liquidity to repay or refinance borrowings as they mature.
PARENT COMPANIES
For the parent companies, Reed Elsevier PLC and Reed Elsevier NV, adjusted earnings per share for total operations were respectively up 21% at 24.5p (2008: 20.3p) and up 5% at €0.42 (2008: €0.40). At constant rates of exchange, the adjusted earnings per share of both companies increased by 1%.
The reported earnings per share for Reed Elsevier PLC shareholders was 7.1p (2008: 14.1p) and for Reed Elsevier NV shareholders was €0.14 (2008: €0.28). The decline principally reflects the intangible asset and goodwill impairment charges in RBI, increased restructuring spend and lower post tax disposal gains.
The equalised interim dividends are 5.4p per share for Reed Elsevier PLC and €0.107 per share for Reed Elsevier NV, 2% higher and 6% lower respectively compared with the prior first half. (The difference in growth rates in the equalised dividends reflects the strengthening of the euro against sterling between interim dividend announcement dates.)
Dividend cover, based on adjusted earnings per share for the last 12 months to 30 June 2009 and the aggregate 2009 interim and 2008 final dividends, is 2.4 times for Reed Elsevier PLC and 2.2 times for Reed Elsevier NV.
On 18 January 2008, a special distribution was paid to shareholders in the equalisation ratio representing the net proceeds of the sale of the Education division. The distribution was 82.0p per share for Reed Elsevier PLC and €1.767 per share for Reed Elsevier NV and

Reed Elsevier Interim Results 2009     16
Operating and financial review
amounted to £2,013m/€2,690m in aggregate. The special distribution was accompanied by a consolidation of the ordinary share capitals of Reed Elsevier PLC and Reed Elsevier NV on the basis of 58 new ordinary shares for every 67 existing ordinary shares. This represented a 13.4% consolidation of ordinary share capital, being the aggregate special distribution expressed as a percentage of the combined market capitalisation of Reed Elsevier PLC and Reed Elsevier NV (excluding the 5.8% indirect equity interest in Reed Elsevier NV held by Reed Elsevier PLC), as at the date of the announcement of the special distribution. For the purposes of calculating earnings per share, the effective date of the share consolidation was 18 January 2008, being the date on which the special distribution was paid.
No shares were repurchased in the period. Shares repurchased in the prior first half totalled 3.2 million ordinary shares of Reed Elsevier PLC and 2.1 million ordinary shares of Reed Elsevier NV.
PRINCIPAL RISKS AND UNCERTAINTIES
The principal risks and uncertainties which could affect the combined businesses for the remainder of the financial year remain unchanged from those set out on pages 43 and 44 of the Reed Elsevier Annual Reports and Financial Statements 2008. Risks include: changes in the acceptability of our products, services and prices by our customers; the effect of weaker economic conditions; the impact of new technologies and regulations on our products and services; competitive factors in the industries in which we operate; the failure, interruption or breach of our electronic delivery platforms; the circumvention of our proprietary rights over intellectual property; the failure to generate anticipated benefits from acquisitions and restructuring activities; the failure of third parties to whom we have outsourced activities; changes in the values of pension scheme assets and liabilities; and legislative, fiscal, regulatory, and political developments.

Reed Elsevier Interim Results 2009     17
Combined financial information
Condensed combined income statement
For the six months ended 30 June 2009

			£		€
Year ended 31 December			Six months ended 30 June		Six months ended 30 June
2008	2008		2009	2008	2009	2008
£m	€m		£m	£m	€m	€m

5,334	6,721	Revenue — continuing operations	3,060	2,454	3,427	3,165
(1,916)	(2,414)	Cost of sales	(1,140)	(899)	(1,276)	(1,159)

3,418	4,307	Gross profit	1,920	1,555	2,151	2,006
(1,053)	(1,327)	Selling and distribution costs	(573)	(505)	(642)	(651)
(1,482)	(1,868)	Administration and other expenses	(1,042)	(614)	(1,167)	(792)

883	1,112	Operating profit before joint ventures	305	436	342	563
18	23	Share of results of joint ventures	11	12	12	15

901	1,135	Operating profit — continuing operations	316	448	354	578

33	42	Finance income	4	25	4	32
(225)	(284)	Finance costs	(142)	(92)	(158)	(118)

(192)	(242)	Net finance costs	(138)	(67)	(154)	(86)

(92)	(116)	Disposals and other non operating items	10	12	11	15

617	777	Profit before tax — continuing operations	188	393	211	507
(155)	(195)	Taxation	(25)	(95)	(28)	(123)

462	582	Net profit from continuing operations	163	298	183	384
18	10	Net profit from discontinued operations	—	12	—	—

480	592	Net profit for the period	163	310	183	384

		Attributable to:
476	587	Parent companies’ shareholders	161	309	181	383
4	5	Non-controlling interests	2	1	2	1

480	592	Net profit for the period	163	310	183	384

The results of Reed Business Information (RBI), previously presented as a discontinued operation in the 2008 interim results, are now included within continuing operations in both the current and prior period.
Net profit from discontinued operations is analysed in note 3.
Adjusted profit figures are presented in note 5 as additional performance measures.

Reed Elsevier Interim Results 2009     18
Combined financial information
Condensed combined statement of cash flows
For the six months ended 30 June 2009

				£		€
Year ended 31 December			Six months ended 30 June		Six months ended 30 June
2008	2008		2009	2008	2009	2008
£m	€m		£m	£m	€m	€m

		Cash flows from operating activities — continuing operations
1,452	1,830	Cash generated from operations	705	611	790	788
(222)	(280)	Interest paid	(143)	(86)	(160)	(111)
43	54	Interest received	8	29	9	37
(215)	(271)	Tax paid	(80)	(117)	(90)	(151)

1,058	1,333	Net cash from operating activities	490	437	549	563

		Cash flows from investing activities — continuing operations
(2,161)	(2,747)	Acquisitions	(86)	(172)	(96)	(222)
(57)	(72)	Purchases of property, plant and equipment	(28)	(19)	(31)	(25)
(115)	(145)	Expenditure on internally developed intangible assets	(66)	(46)	(74)	(59)
(4)	(5)	Purchase of investments	(1)	—	(1)	—
5	6	Proceeds from disposals of property, plant and equipment	1	1	1	1
8	10	(Expenses)/proceeds of other disposals	(22)	16	(25)	21
23	29	Dividends received from joint ventures	11	13	12	17

(2,301)	(2,924)	Net cash used in investing activities	(191)	(207)	(214)	(267)

		Cash flows from financing activities — continuing operations
(2,404)	(3,183)	Dividends paid to shareholders of the parent companies	(326)	(2,284)	(365)	(3,040)
—	—	Distributions to non-controlling interests	(2)	—	(2)	—
(407)	(513)	Increase/(decrease) in bank loans, overdrafts and commercial paper	329	(11)	368	(14)
2,373	3,017	Issuance of other loans	1,888	73	2,114	94
(411)	(520)	Repayment of other loans	(2,168)	—	(2,428)	—
(56)	(71)	Repayment of finance leases	(1)	(3)	(1)	(4)
62	78	Redemption of debt related derivative financial instrument	—	10	—	13
54	68	Proceeds on issue of ordinary shares	1	45	1	58
(94)	(118)	Purchase of treasury shares	—	(94)	—	(121)

(883)	(1,242)	Net cash used in financing activities	(279)	(2,264)	(313)	(3,014)

(48)	(33)	Net cash from/(used in) discontinued operations	—	30	—	58

(2,174)	(2,866)	Increase/(decrease) in cash and cash equivalents	20	(2,004)	22	(2,660)

		Movement in cash and cash equivalents
2,467	3,355	At start of period	375	2,467	386	3,355
(2,174)	(2,866)	Increase/(decrease) in cash and cash equivalents	20	(2,004)	22	(2,660)
82	(103)	Exchange translation differences	(4)	40	53	(61)

375	386	At end of period	391	503	461	634

The results of Reed Business Information (RBI), previously presented as a discontinued operation in the 2008 interim results, are now included within continuing operations in both the current and prior period.
Net cash from discontinued operations is analysed in note 3.
Adjusted operating cash flow figures are presented in note 5 as additional performance measures.

Reed Elsevier Interim Results 2009     19
Combined financial information
Condensed combined statement of financial position
As at 30 June 2009

				£		€
As at 31 December			As at 30 June		As at 30 June
2008	2008		2009	2008	2009	2008
£m	€m		£m	£m	€m	€m

		Non-current assets
4,901	5,048	Goodwill	4,223	2,307	4,983	2,907
4,404	4,536	Intangible assets	3,664	1,910	4,324	2,407
145	149	Investments in joint ventures	132	126	156	159
49	51	Other investments	47	106	55	133
329	339	Property, plant and equipment	277	168	327	212
152	157	Net pension assets	—	103	—	130
353	363	Deferred tax assets	258	87	304	109

10,333	10,643		8,601	4,807	10,149	6,057

		Current assets
348	358	Inventories and pre-publication costs	307	277	362	349
1,685	1,736	Trade and other receivables	1,138	761	1,343	959
76	78	Derivative financial instruments	91	255	108	321
375	386	Cash and cash equivalents	391	503	461	634

2,484	2,558		1,927	1,796	2,274	2,263

49	50	Assets held for sale	—	817	—	1,029

12,866	13,251	Total assets	10,528	7,420	12,423	9,349

		Current liabilities
2,769	2,852	Trade and other payables	2,063	1,417	2,434	1,785
258	266	Derivative financial instruments	113	33	133	42
448	461	Borrowings	945	1,185	1,115	1,493
554	571	Taxation	478	564	565	710
79	81	Provisions	72	—	85	—

4,108	4,231		3,671	3,199	4,332	4,030

		Non-current liabilities
5,694	5,865	Borrowings	4,519	2,108	5,332	2,656
1,525	1,570	Deferred tax liabilities	1,235	611	1,457	770
521	537	Net pension obligations	428	123	505	155
35	36	Provisions	43	42	51	53

7,775	8,008		6,225	2,884	7,345	3,634

2	2	Liabilities associated with assets held for sale	—	411	—	518

11,885	12,241	Total liabilities	9,896	6,494	11,677	8,182

981	1,010	Net assets	632	926	746	1,167

		Capital and reserves
209	215	Combined share capitals	203	200	240	252
2,529	2,605	Combined share premiums	2,349	2,267	2,772	2,856
(783)	(806)	Combined shares held in treasury	(684)	(723)	(807)	(911)
(14)	174	Translation reserve	(124)	(177)	51	(140)
(988)	(1,207)	Other combined reserves	(1,137)	(651)	(1,539)	(903)

953	981	Combined shareholders’ equity	607	916	717	1,154
28	29	Non-controlling interests	25	10	29	13

981	1,010	Total equity	632	926	746	1,167

Approved by the boards of Reed Elsevier PLC and Reed Elsevier NV, 29 July 2009.

Reed Elsevier Interim Results 2009     20
Combined financial information
Condensed combined statement of comprehensive income
For the six months ended 30 June 2009

				£		€
Year ended 31 December			Six months ended 30 June		Six months ended 30 June
2008	2008		2009	2008	2009	2008
£m	€m		£m	£m	€m	€m

480	592	Net profit for the period	163	310	183	384

340	59	Exchange differences on translation of foreign operations	(159)	29	(55)	(106)
27	54	Cumulative exchange differences on disposal of foreign operations	—	27	—	54
(347)	(437)	Actuarial losses on defined benefit pension schemes	(163)	(119)	(183)	(154)
(9)	(11)	Fair value movements on available for sale investments	—	(1)	—	(1)
—	—	Cumulative fair value movements on disposal of available for sale investments	1	—	1	—
(243)	(306)	Fair value movements on cash flow hedges	82	1	92	1
(14)	(18)	Transfer to net profit from hedge reserve (net of tax)	37	(9)	41	(12)
156	196	Tax recognised directly in equity	21	25	24	32

(90)	(463)	Other comprehensive expense for the period	(181)	(47)	(80)	(186)

390	129	Total comprehensive (expense)/income for the period	(18)	263	103	198

		Attributable to:
386	124	Parent companies’ shareholders	(20)	262	101	197
4	5	Non-controlling interests	2	1	2	1

390	129	Total comprehensive (expense)/income for the period	(18)	263	103	198

Reed Elsevier Interim Results 2009     21
Combined financial information
Condensed combined statement of changes in equity
For the six months ended 30 June 2009

								£
	Combined	Combined	Combined		Other	Combined	Non-
	share	share	shares held	Translation	combined	shareholders’	controlling
	capitals	premiums	in treasury	reserve	reserves	equity	interests	Total equity
	£m	£m	£m	£m	£m	£m	£m	£m

Balance at 1 January 2009	209	2,529	(783)	(14)	(988)	953	28	981
Total comprehensive expense for the period	—	—	—	(159)	139	(20)	2	(18)
Dividends declared	—	—	—	—	(326)	(326)	(2)	(328)
Issue of ordinary shares, net of expenses	—	1	—	—	—	1	—	1
Increase in share based remuneration reserve	—	—	—	—	2	2	—	2
Settlement of share awards	—	—	56	—	(59)	(3)	—	(3)
Exchange differences on translation of capital and reserves	(6)	(181)	43	49	95	—	(3)	(3)

Balance at 30 June 2009	203	2,349	(684)	(124)	(1,137)	607	25	632

								£
	Combined	Combined	Combined		Other	Combined	Non-
	share	share	shares held	Translation	combined	shareholders’	controlling
	capitals	premiums	in treasury	reserve	reserves	equity	interests	Total equity
	£m	£m	£m	£m	£m	£m	£m	£m

Balance at 1 January 2008	197	2,143	(619)	(145)	1,389	2,965	11	2,976
Total comprehensive income for the period	—	—	—	56	206	262	1	263
Dividends declared	—	—	—	—	(2,284)	(2,284)	—	(2,284)
Issue of ordinary shares, net of expenses	1	44	—	—	—	45	—	45
Increase in shares held in treasury	—	—	(94)	—	—	(94)	—	(94)
Increase in share based remuneration reserve	—	—	—	—	22	22	—	22
Settlement of share awards	—	—	8	—	(8)	—	—	—
Exchange differences on translation of capital and reserves	2	80	(18)	(88)	24	—	(2)	(2)

Balance at 30 June 2008	200	2,267	(723)	(177)	(651)	916	10	926

Reed Elsevier Interim Results 2009     22
Combined financial information
Condensed combined statement of changes in equity
For the six months ended 30 June 2009

								£
	Combined	Combined	Combined		Other	Combined	Non-
	share	share	shares held	Translation	combined	shareholders’	controlling
	capitals	premiums	in treasury	reserve	reserves	equity	interests	Total equity
	£m	£m	£m	£m	£m	£m	£m	£m

Balance at 1 January 2008	197	2,143	(619)	(145)	1,389	2,965	11	2,976
Total comprehensive income for the period	—	—	—	367	19	386	4	390
Dividends declared	—	—	—	—	(2,404)	(2,404)	—	(2,404)
Issue of ordinary shares, net of expenses	1	53	—	—	—	54	—	54
Increase in shares held in treasury	—	—	(94)	—	—	(94)	—	(94)
Increase in share based remuneration reserve	—	—	—	—	46	46	—	46
Settlement of share awards	—	—	8	—	(8)	—	—	—
Acquisitions	—	—	—	—	—	—	11	11
Exchange differences on translation of capital and reserves	11	333	(78)	(236)	(30)	—	2	2

Balance at 31 December 2008	209	2,529	(783)	(14)	(988)	953	28	981

								€
	Combined	Combined	Combined		Other	Combined	Non-
	share	share	shares held	Translation	combined	shareholders’	controlling
	capitals	premiums	in treasury	reserve	reserves	equity	interests	Total equity
	€m	€m	€m	€m	€m	€m	€m	€m

Balance at 1 January 2009	215	2,605	(806)	174	(1,207)	981	29	1,010
Total comprehensive income for the period	—	—	—	(55)	156	101	2	103
Dividends declared	—	—	—	—	(365)	(365)	(2)	(367)
Issue of ordinary shares, net of expenses	—	1	—	—	—	1	—	1
Increase in share based remuneration reserve	—	—	—	—	2	2	—	2
Settlement of share awards	—	—	63	—	(66)	(3)	—	(3)
Exchange differences on translation of capital and reserves	25	166	(64)	(68)	(59)	—	—	—

Balance at 30 June 2009	240	2,772	(807)	51	(1,539)	717	29	746

Reed Elsevier Interim Results 2009     23
Combined financial information
Condensed combined statement of changes in equity
For the six months ended 30 June 2009

								€
	Combined	Combined	Combined		Other	Combined	Non-
	share	share	shares held	Translation	combined	shareholders’	controlling
	capitals	premiums	in treasury	reserve	reserves	equity	interests	Total equity
	€m	€m	€m	€m	€m	€m	€m	€m

Balance at 1 January 2008	268	2,914	(842)	(170)	1,862	4,032	15	4,047
Total comprehensive income for the period	—	—	—	(52)	249	197	1	198
Dividends declared	—	—	—	—	(3,040)	(3,040)	—	(3,040)
Issue of ordinary shares, net of expenses	1	57	—	—	—	58	—	58
Increase in shares held in treasury	—	—	(121)	—	—	(121)	—	(121)
Increase in share based remuneration reserve	—	—	—	—	28	28	—	28
Settlement of share awards	—	—	10	—	(10)	—	—	—
Exchange differences on translation of capital and reserves	(17)	(115)	42	82	8	—	(3)	(3)

Balance at 30 June 2008	252	2,856	(911)	(140)	(903)	1,154	13	1,167

								€
	Combined	Combined	Combined		Other	Combined	Non-
	share	share	shares held	Translation	combined	shareholders’	controlling
	capitals	premiums	in treasury	reserve	reserves	equity	interests	Total equity
	€m	€m	€m	€m	€m	€m	€m	€m

Balance at 1 January 2008	268	2,914	(842)	(170)	1,862	4,032	15	4,047
Total comprehensive income for the period	—	—	—	113	11	124	5	129
Dividends declared	—	—	—	—	(3,183)	(3,183)	—	(3,183)
Issue of ordinary shares, net of expenses	1	67	—	—	—	68	—	68
Increase in shares held in treasury	—	—	(118)	—	—	(118)	—	(118)
Increase in share based remuneration reserve	—	—	—	—	58	58	—	58
Settlement of share awards	—	—	10	—	(10)	—	—	—
Acquisitions	—	—	—	—	—	—	14	14
Exchange differences on translation of capital and reserves	(54)	(376)	144	231	55	—	(5)	(5)

Balance at 31 December 2008	215	2,605	(806)	174	(1,207)	981	29	1,010

Reed Elsevier Interim Results 2009     24
Notes to the combined financial information
1 Basis of preparation
The Reed Elsevier combined financial information (“the combined financial information”) represents the combined interests of the Reed Elsevier PLC and Reed Elsevier NV shareholders and encompasses the businesses of Reed Elsevier Group plc and Elsevier Reed Finance BV and their respective subsidiaries, associates and joint ventures, together with the two parent companies, Reed Elsevier PLC and Reed Elsevier NV (“Reed Elsevier” or “the combined businesses”).
The combined financial information has been prepared in accordance with IAS34 — Interim Financial Reporting and the Reed Elsevier accounting policies. The Reed Elsevier accounting policies are in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union and as issued by the International Accounting Standards Board, and are set out in the Reed Elsevier Annual Reports and Financial Statements 2008 on pages 88 to 92, except as described below. Financial information is presented in both sterling and euros.
In the current financial year, IAS1 — Presentation of Financial Statements (revised 2007), IFRS8 — Operating Segments and amendments to IAS23 — Borrowing Costs came into force and have accordingly been adopted by Reed Elsevier. IAS1 (revised) has resulted in the renaming of certain of the primary financial statements and requires that the condensed combined statement of changes in equity shows the changes in each component of equity. IFRS8 requires operating segments to be identified on a basis consistent with internal management structure and reporting, and has not resulted in a change to the segments presented. IAS23 requires borrowing costs that are directly attributable to the acquisition, construction, or production of a qualifying asset to be capitalised and has not led to any borrowing costs being capitalised in the six months ended 30 June 2009. Additionally, a number of other interpretations and other minor revisions to accounting standards have been adopted that do not have a significant impact on Reed Elsevier’s accounting policies and reporting.
The directors of Reed Elsevier PLC and Reed Elsevier NV, having made appropriate enquiries, consider that adequate resources exist for the combined businesses to continue in operational existence for the foreseeable future and that, therefore, it is appropriate to adopt the going concern basis in preparing the combined financial information for the six months ended 30 June 2009.
The combined financial information for the six months ended 30 June 2009 and the comparative amounts to 30 June 2008 are unaudited but have been reviewed by the auditors. The combined financial information for the year ended 31 December 2008 has been abridged from the Reed Elsevier Annual Reports and Financial Statements 2008, which received an unqualified audit report.
2 Segment analysis
On 21 February 2008 Reed Elsevier announced a plan to divest Reed Business Information (RBI) which was accordingly then classified as a discontinued operation in the 2008 interim results. On 10 December 2008 Reed Elsevier announced the termination of discussions to sell RBI as it was judged not possible to structure a transaction on acceptable terms. RBI has therefore now been presented as a continuing operation. RBI and Reed Exhibitions, previously presented together as the Reed Business segment, are now managed as separate divisions and are presented as separate business segments. Comparatives have been restated accordingly.
Adjusted operating profit is one of the key segmental profit measures used by Reed Elsevier in assessing performance. Adjusted operating profit is defined as operating profit before the amortisation and impairment of acquired intangible assets and goodwill, exceptional restructuring and acquisition related costs, and is grossed up to exclude the equity share of taxes in joint ventures. Adjusted figures are reconciled to the reported figures in note 5.

Reed Elsevier Interim Results 2009     25
Notes to the combined financial information
2 Segment analysis continued
Revenue — continuing operations

			£		€
Year ended 31 December			Six months ended 30 June		Six months ended 30 June
2008	2008		2009	2008	2009	2008
£m	€m		£m	£m	€m	€m

		Business segment
1,700	2,142	Elsevier	944	771	1,057	995
1,940	2,444	LexisNexis	1,297	822	1,453	1,060
707	891	Reed Exhibitions	356	377	399	486
987	1,244	Reed Business Information	463	484	518	624

5,334	6,721	Total	3,060	2,454	3,427	3,165

		Geographical origin
2,544	3,206	North America	1,665	1,107	1,865	1,428
905	1,140	United Kingdom	437	431	489	556
594	748	The Netherlands	329	293	369	377
893	1,125	Rest of Europe	411	434	460	560
398	502	Rest of world	218	189	244	244

5,334	6,721	Total	3,060	2,454	3,427	3,165

		Geographical market
2,624	3,306	North America	1,719	1,150	1,925	1,484
580	731	United Kingdom	263	281	295	362
234	295	The Netherlands	120	114	134	147
1,136	1,431	Rest of Europe	538	544	603	701
760	958	Rest of world	420	365	470	471

5,334	6,721	Total	3,060	2,454	3,427	3,165

Adjusted operating profit — continuing operations

			£		€
Year ended 31 December			Six months ended 30 June		Six months ended 30 June
2008	2008		2009	2008	2009	2008
£m	€m		£m	£m	€m	€m

		Business segment
568	716	Elsevier	305	236	342	304
513	646	LexisNexis	330	194	370	250
183	230	Reed Exhibitions	119	128	133	165
126	159	Reed Business Information	39	62	44	80

1,390	1,751	Subtotal	793	620	889	799
(50)	(63)	Corporate costs	(13)	(21)	(15)	(27)
39	49	Unallocated net pension financing credit	2	20	2	26

1,379	1,737	Total	782	619	876	798

		Geographical origin
618	779	North America	381	245	427	316
239	301	United Kingdom	128	104	143	134
206	259	The Netherlands	120	106	134	137
237	299	Rest of Europe	104	123	117	159
79	99	Rest of world	49	41	55	52

1,379	1,737	Total	782	619	876	798

The unallocated net pension financing credit of £2m/€2m (2008: £20m/€26m) comprises the expected return on pension scheme assets of £95m/€106m (2008: £108m/€139m) less interest on pension scheme liabilities of £93m/€104m (2008: £88m/€113m).

Reed Elsevier Interim Results 2009     26
Notes to the combined financial information
2 Segment analysis continued
Operating profit — continuing operations

			£		€
Year ended 31 December			Six months ended 30 June		Six months ended 30 June
2008	2008		2009	2008	2009	2008
£m	€m		£m	£m	€m	€m

		Business segment
443	558	Elsevier	245	183	275	236
291	367	LexisNexis	157	116	176	150
123	155	Reed Exhibitions	88	108	99	139
55	69	Reed Business Information	(163)	47	(183)	61

912	1,149	Subtotal	327	454	367	586
(50)	(63)	Corporate costs	(13)	(26)	(15)	(34)
39	49	Unallocated net pension financing credit	2	20	2	26

901	1,135	Total	316	448	354	578

		Geographical origin
334	421	North America	30	144	34	186
183	231	United Kingdom	95	83	106	107
179	226	The Netherlands	110	100	123	129
151	189	Rest of Europe	50	85	56	110
54	68	Rest of world	31	36	35	46

901	1,135	Total	316	448	354	578

Share of post-tax results of joint ventures of £11m/€12m (2008: £12m/€15m) included in operating profit comprises £2m/€2m (2008: £2m/€2m) relating to LexisNexis and £9m/€10m (2008: £10m/€13m) relating to Reed Exhibitions.

Segment assets

			£		€
As at 31 December			As at 30 June		As at 30 June
2008	2008		2009	2008	2009	2008
£m	€m		£m	£m	€m	€m

		Business segment
3,264	3,362	Elsevier	2,586	2,370	3,052	2,986
6,758	6,960	LexisNexis	5,736	2,404	6,769	3,029
862	888	Reed Exhibitions	730	704	861	887
864	890	Reed Business Information	594	—	701	—

11,748	12,100	Subtotal	9,646	5,478	11,383	6,902
353	363	Taxation	258	87	304	109
375	386	Cash	391	503	461	634
152	157	Net pension assets	—	103	—	130
49	50	Assets held for sale	—	817	—	1,029
189	195	Other assets	233	432	275	545

12,866	13,251	Total	10,528	7,420	12,423	9,349

		Geographical origin
9,123	9,396	North America	7,464	4,173	8,807	5,258
967	996	United Kingdom	890	976	1,050	1,230
742	764	The Netherlands	477	400	563	504
1,630	1,679	Rest of Europe	1,344	1,531	1,586	1,929
404	416	Rest of world	353	340	417	428

12,866	13,251	Total	10,528	7,420	12,423	9,349

At 30 June 2008 Reed Business Information was classified as held for sale.

Reed Elsevier Interim Results 2009     27
Notes to the combined financial information
3 Discontinued operations
Discontinued operations comprise the results of the Education division, the disposal of which was completed in January 2008 with the sale of the educational assessment business. The disposal of the US K-12 Schools Education and International businesses had completed in 2007.
Net profit from discontinued operations

			£		€
Year ended 31 December			Six months ended 30 June		Six months ended 30 June
2008	2008		2009	2008	2009	2008
£m	€m		£m	£m	€m	€m

12	15	Revenue	—	12	—	16
(12)	(15)	Operating costs	—	(12)	—	(16)

—	—	Operating profit and profit before tax	—	—	—	—
—	—	Taxation	—	—	—	—

—	—	Profit after taxation	—	—	—	—
67	72	Gain on disposals	—	60	—	62
(49)	(62)	Tax on disposals	—	(48)	—	(62)

18	10	Net profit from discontinued operations	—	12	—	—

Cash flows from discontinued operations

			£		€
Year ended 31 December			Six months ended 30 June		Six months ended 30 June
2008	2008		2009	2008	2009	2008
£m	€m		£m	£m	€m	€m

2	3	Net cash flow from operating activities	—	3	—	4
(50)	(36)	Net cash flow from investing activities	—	27	—	54
—	—	Net cash flow from financing activities	—	—	—	—

(48)	(33)	Net movement in cash and cash equivalents	—	30	—	58

Net cash flow from investing activities for the six months ended 30 June 2008 included cash proceeds, net of expenses, on the completed disposals of £276m/€375m and taxes paid on completed disposals of £249m/€321m.
4 Combined statement of cash flows
Reconciliation of operating profit before joint ventures to cash generated from operations — continuing operations

			£		€
Year ended 31 December			Six months ended 30 June		Six months ended 30 June
2008	2008		2009	2008	2009	2008
£m	€m		£m	£m	€m	€m

883	1,112	Operating profit before joint ventures	305	436	342	563

278	350	Amortisation of acquired intangible assets	192	108	215	139
9	11	Impairment of acquired intangible assets and goodwill	137	—	153	—
88	111	Amortisation of internally developed intangible assets	60	35	67	45
79	100	Depreciation of property, plant and equipment	45	33	50	43
46	58	Share based remuneration	2	22	2	28

500	630	Total non cash items	436	198	487	255

69	88	Movement in working capital	(36)	(23)	(39)	(30)

1,452	1,830	Cash generated from operations	705	611	790	788

Reed Elsevier Interim Results 2009     28
Notes to the combined financial information
4 Condensed combined statement of cash flows continued
Reconciliation of net borrowings

Year ended						£
31 December					Six months ended 30 June
				Related
		Cash &		derivative
		cash		financial
2008		equivalents	Borrowings	instruments	2009	2008
£m		£m	£m	£m	£m	£m

(492)	At start of period	375	(6,142)	41	(5,726)	(492)

(2,174)	Increase/(decrease) in cash and cash equivalents	20	—	—	20	(2,004)
(1,499)	Increase in borrowings	—	(48)	—	(48)	(59)
(62)	Redemption of debt related derivative financial instruments	—	—	—	—	(10)

(3,735)	Changes resulting from cash flows	20	(48)	—	(28)	(2,073)

(219)	Borrowings in acquired business	—	—	—	—	—
(1)	Inception of finance leases	—	—	—	—	(1)
2	Fair value adjustments	—	27	(21)	6	(2)
(1,281)	Exchange translation differences	(4)	699	(5)	690	(11)

(5,726)	At end of period	391	(5,464)	15	(5,058)	(2,579)

Year ended						€
31 December					Six months ended 30 June
				Related
		Cash &		derivative
		cash		financial
2008		equivalents	Borrowings	instruments	2009	2008
€m		€m	€m	€m	€m	€m

(669)	At start of period	386	(6,326)	42	(5,898)	(669)

(2,866)	Increase/(decrease) in cash and cash equivalents	22	—	—	22	(2,660)
(1,913)	Increase in borrowings	—	(53)	—	(53)	(76)
(78)	Redemption of debt related derivative financial instruments	—	—	—	—	(13)

(4,857)	Changes resulting from cash flows	22	(53)	—	(31)	(2,749)

(279)	Borrowings in acquired business	—	—	—	—	—
(1)	Inception of finance leases	—	—	—	—	(1)
3	Fair value adjustments	—	30	(24)	6	(2)
(95)	Exchange translation differences	53	(98)	—	(45)	171

(5,898)	At end of period	461	(6,447)	18	(5,968)	(3,250)

Net borrowings comprise cash and cash equivalents, loan capital, finance leases, promissory notes, bank and other loans, and those derivative financial instruments that are used to hedge the fair value of fixed rate borrowings.

Reed Elsevier Interim Results 2009     29
Notes to the combined financial information
4 Condensed combined statement of cash flows continued
Borrowings by year of repayment

			£		€
As at 31 December			As at 30 June		As at 30 June
2008	2008		2009	2008	2009	2008
£m	€m		£m	£m	€m	€m

448	461	Within 1 year	945	1,185	1,115	1,493

1,707	1,758	Within 1 to 2 years	600	226	708	285
1,885	1,942	Within 2 to 3 years	642	2	758	2
578	595	Within 3 to 4 years	785	537	926	677
104	107	Within 4 to 5 years	690	240	814	302
1,420	1,463	After 5 years	1,802	1,103	2,126	1,390

5,694	5,865	After 1 year	4,519	2,108	5,332	2,656

6,142	6,326	Total	5,464	3,293	6,447	4,149

Fixed rate term debt of $1,500m, €600m and £300m and floating rate term debt of €50m were issued in the period and used to repay $2.8bn of amounts outstanding on the ChoicePoint acquisition facility. The term debt was issued in 4, 5, 8 and 10 year maturities.
Short term bank loans, overdrafts and commercial paper were backed up at 30 June 2009 by $2,500m (£1,499m/€1,772m) of committed bank facilities maturing in May 2010, of which $34m (£20m/€24m) was drawn, with additional $2,000m (£1,199m/€1,418m) of committed bank facilities, forward starting in May 2010 and maturing in May 2012.

Reed Elsevier Interim Results 2009     30
Notes to the combined financial information
5 Adjusted figures
Reed Elsevier uses adjusted figures as key performance measures. Adjusted figures are stated before amortisation and impairment of acquired intangible assets and goodwill, exceptional restructuring and acquisition related costs, disposal gains and losses and other non operating items, related tax effects and movements in deferred taxation assets and liabilities that are not expected to crystallise in the near term. Adjusted operating profit is also grossed up to exclude the equity share of taxes in joint ventures. Exceptional restructuring costs relate to the major restructuring programmes announced in February 2008 and in February 2009. Acquisition related costs relate to acquisition integration and fees incurred in connection with acquisition financing. Adjusted operating cash flow is measured after dividends from joint ventures and net capital expenditure but before payments in relation to exceptional restructuring and acquisition related costs. Adjusted figures are derived as follows:

			£		€
Year ended 31			Six months ended		Six months ended
December			30 June		30 June
2008	2008		2009	2008	2009	2008
£m	€m		£m	£m	€m	€m

901	1,135	Operating profit — continuing operations	316	448	354	578
		Adjustments:
281	354	Amortisation of acquired intangible assets	195	109	218	140
9	11	Impairment of acquired intangible assets and goodwill	140	—	157	—
152	192	Exceptional restructuring costs	103	46	115	59
27	34	Acquisition related costs	22	10	25	13
9	11	Reclassification of tax in joint ventures	6	6	7	8

1,379	1,737	Adjusted operating profit from continuing operations	782	619	876	798

617	777	Profit before tax — continuing operations	188	393	211	507
		Adjustments:
281	354	Amortisation of acquired intangible assets	195	109	218	140
9	11	Impairment of acquired intangible assets and goodwill	140	—	157	—
152	192	Exceptional restructuring costs	103	46	115	59
45	57	Acquisition related costs	22	10	25	13
9	11	Reclassification of tax in joint ventures	6	6	7	8
92	116	Disposals and other non operating items	(10)	(12)	(11)	(15)

1,205	1,518	Adjusted profit before tax from continuing operations	644	552	722	712

476	587	Profit attributable to parent companies’ shareholders	161	309	181	383
(18)	(10)	Net profit from discontinued operations	—	(12)	—	—

458	577	Profit attributable to parent companies’ shareholders — continuing operations	161	297	181	383
		Adjustments (post tax):
318	401	Amortisation of acquired intangible assets	220	126	246	163
9	11	Impairment of acquired intangible assets and goodwill	101	—	113	—
111	140	Exceptional restructuring costs	71	32	79	41
31	39	Acquisition related costs	15	8	17	10
61	77	Disposals and other non operating items	(8)	(11)	(9)	(14)
(69)	(86)	Deferred tax on acquired intangible assets not expected to crystallise in the near term	(57)	(31)	(64)	(40)

919	1,159	Adjusted profit attributable to parent companies’ shareholders from continuing operations	503	421	563	543

1,452	1,830	Cash generated from operations	705	611	790	788
23	29	Dividends received from joint ventures	11	13	12	17
(57)	(72)	Purchases of property, plant and equipment	(28)	(19)	(31)	(25)
5	6	Proceeds from disposals of property, plant and equipment	1	1	1	1
(115)	(145)	Expenditure on internally developed intangible assets	(66)	(46)	(74)	(59)
72	91	Payments relating to exceptional restructuring costs	71	17	79	22
27	34	Payments relating to acquisition related costs	23	9	26	12

1,407	1,773	Adjusted operating cash flow from continuing operations	717	586	803	756

Reed Elsevier Interim Results 2009     31
Notes to the combined financial information
5 Adjusted figures continued
Total operations

			£		€
			Six months ended		Six months ended
Year ended 31 December			30 June		30 June
2008	2008		2009	2008	2009	2008
£m	€m		£m	£m	€m	€m

476	587	Profit attributable to parent companies’ shareholders — total operations	161	309	181	383
		Adjustments (post tax):
318	401	Amortisation of acquired intangible assets	220	126	246	163
9	11	Impairment of acquired intangible assets and goodwill	101	—	113	—
111	140	Exceptional restructuring costs	71	32	79	41
31	39	Acquisition related costs	15	8	17	10
43	67	Disposals and other non operating items	(8)	(23)	(9)	(14)
(69)	(86)	Deferred tax on acquired intangible assets not expected to crystallise in the near term	(57)	(31)	(64)	(40)

919	1,159	Adjusted profit attributable to parent companies’ shareholders from total operations	503	421	563	543

6 Pension schemes
The amount recognised in the balance sheet in respect of defined benefit pension schemes at the start and end of the period and the movements during the period were as follows:

				£		€
			Six months ended		Six months ended
Year ended 31 December			30 June		30 June
2008	2008		2009	2008	2009	2008
£m	€m		£m	£m	€m	€m

50	68	At start of period	(369)	50	(380)	68
(75)	(94)	Service cost	(31)	(32)	(35)	(41)
(180)	(227)	Interest on pension scheme liabilities	(93)	(88)	(104)	(113)
219	276	Expected return on scheme assets	95	108	106	139
(347)	(437)	Actuarial losses	(163)	(119)	(183)	(154)
79	100	Contributions by employer	77	59	86	76
(9)	(11)	Acquisitions	—	—	—	—
3	4	Curtailment on disposal of operations	—	2	—	3
(109)	(59)	Exchange translation differences	56	—	5	(3)

(369)	(380)	At end of period	(428)	(20)	(505)	(25)

The net pension obligation of £428m/€505m at 30 June 2009 comprises schemes in deficit with net pension obligations of £428m/€505m (2008: £123m/€155m) and schemes in surplus with net pension assets of nil (2008: £103m/€130m).

Reed Elsevier Interim Results 2009     32
Notes to the combined financial information
7 Provisions
The amount recognised in the balance sheet in respect of provisions at the start and end of the period and the movements during the period were as follows:

				£		€
			Six months ended		Six months ended
Year ended 31 December			30 June		30 June
2008	2008		2009	2008	2009	2008
£m	€m		£m	£m	€m	€m

21	28	At start of period	114	21	117	28
79	100	Charged	91	29	102	37
(9)	(11)	Utilised	(75)	(8)	(84)	(10)
23	—	Exchange translation differences	(15)	—	1	(2)

114	117	At end of period	115	42	136	53

The amount as at 30 June 2009 comprises property provisions of £61m/€72m (2008: £24m/€30m), relating to sub-lease shortfalls and guarantees given in respect of certain property leases, and restructuring provisions of £54m/€64m (2008: £18m/€23m), principally relating to severance and outsourcing migration costs incurred in connection with the major restructuring programmes announced in February 2008 and February 2009.
8 Goodwill and intangible assets
Carrying values of goodwill and intangible assets have been reviewed for indications of impairment. Where such indications have been identified, the carrying value of the asset has been compared with the estimated value in use. As a result of this review impairment charges of £131m/€147m have been recorded in RBI, principally relating to the RBI US division which has seen a significant decline in print advertising revenues in the first half of the year, and £9m/€10m in Reed Exhibitions relating to a number of minor exhibitions. The charges reduce goodwill by £88m/€99m and acquired intangible assets by £52m/€58m.
9 Related party transactions
There have been no significant related party transactions that have had a material impact on the performance or financial position of Reed Elsevier in the six months ended 30 June 2009.
10 Proforma ChoicePoint figures
On 19 September 2008 Reed Elsevier acquired ChoicePoint, Inc. Proforma revenue and adjusted operating profit for the business expressed in US dollars are set out below prepared on the basis of Reed Elsevier accounting policies, and as if the acquisition of ChoicePoint took place on 1 January 2008, and they exclude the results of businesses sold, transaction related expenses and other non recurring operating charges.

Year ended		$
31 December		Six months ended 30 June
2008		2009	2008
$m		$m	$m

912	Revenue	464	469
220	Adjusted operating profit	158	110

11 Exchange translation rates
In preparing the combined financial information the following exchange rates have been applied:

Year ended					Statement of financial
31 December			Income statement		position
	Statement
Income	of financial		30 June	30 June	30 June	30 June
statement	position		2009	2008	2009	2008

1.26	1.03	Euro to sterling	1.12	1.29	1.18	1.26
1.85	1.45	US dollars to sterling	1.49	1.97	1.67	2.00
1.47	1.41	US dollars to euro	1.33	1.53	1.41	1.59

Reed Elsevier Interim Results 2009     33
Reed Elsevier PLC
Summary financial information
Basis of preparation
The Reed Elsevier PLC share of the Reed Elsevier combined results has been calculated on the basis of the 52.9% economic interest of the Reed Elsevier PLC shareholders in the Reed Elsevier combined businesses, after taking account of the results arising in Reed Elsevier PLC and its subsidiary undertakings. The summary financial information has been prepared in accordance with IAS34 — Interim Financial Reporting and on the basis of the group accounting policies of Reed Elsevier PLC. The Reed Elsevier PLC group accounting policies are in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union and as issued by the International Accounting Standards Board, and are set out on page 149 of the Reed Elsevier Annual Reports and Financial Statements 2008. IAS1 — Presentation of Financial Statements (revised 2007) and amendments to IAS23 — Borrowing Costs, the effects of which are described on page 24, became effective and were adopted accordingly in the period. Reed Elsevier PLC’s 52.9% economic interest in the net assets of the combined businesses is shown in the balance sheet as investments in joint ventures, net of the assets and liabilities reported as part of Reed Elsevier PLC and its subsidiary undertakings. The directors of Reed Elsevier PLC, having made appropriate enquiries, consider that adequate resources exist for the group to continue in operational existence for the foreseeable future and that, therefore, it is appropriate to adopt the going concern basis in preparing the summary financial information for the six months ended 30 June 2009.
The summary financial information does not constitute statutory accounts as defined in Section 240 of the Companies Act 1985. The interim figures for the six months ended 30 June 2009 and the comparative amounts to 30 June 2008 are unaudited but have been reviewed by the auditors. The summary financial information for the year ended 31 December 2008 has been abridged from the Reed Elsevier Annual Reports and Financial Statements 2008, which have been filed with the UK Registrar of Companies and received an unqualified audit report.
Condensed consolidated income statement
For the six months ended 30 June 2009

Year ended		£
31 December		Six months ended 30 June
2008		2009	2008
£m		£m	£m

(1)	Administrative expenses	—	—
(11)	Effect of tax credit equalisation on distributed earnings	(8)	(8)
258	Share of results of joint ventures	87	169

246	Operating profit	79	161
1	Finance charges	1	—

247	Profit before tax	80	161
(6)	Taxation	(3)	(6)

241	Profit attributable to ordinary shareholders	77	155

Earnings per ordinary share
For the six months ended 30 June 2009

Year ended			£
31 December			Six months ended 30 June
2008			2009		2008
pence			pence		pence

		Basic earnings per share
21.2	p	From continuing operations of the combined businesses	7.1	p	13.6	p
0.9	p	From discontinued operations of the combined businesses	—		0.5	p

22.1	p	From total operations of the combined businesses	7.1	p	14.1	p

		Diluted earnings per share
21.0	p	From continuing operations of the combined businesses	7.1	p	13.5	p
0.9	p	From discontinued operations of the combined businesses	—		0.5	p

21.9	p	From total operations of the combined businesses	7.1	p	14.0	p

Adjusted profit and earnings per share figures are presented in note 2 as additional performance measures.

Reed Elsevier Interim Results 2009     34
Reed Elsevier PLC
Summary financial information
Condensed consolidated statement of cash flows
For the six months ended 30 June 2009

Year ended		£
31 December		Six months ended 30 June
2008		2009	2008
£m		£m	£m

	Cash flows from operating activities
(1)	Cash used by operations	—	—
—	Interest received	1	1
(10)	Tax paid	(3)	(8)

(11)	Net cash used in operating activities	(2)	(7)

	Cash flows from investing activities
500	Dividends received from joint ventures	—	—

	Cash flows from financing activities
(1,245)	Equity dividends paid	(162)	(1,187)
32	Proceeds on issue of ordinary shares	1	25
(20)	Purchase of treasury shares	—	(20)
744	Decrease in net funding balances due from joint ventures	163	1,189

(489)	Net cash from/(used in) financing activities	2	7

—	Movement in cash and cash equivalents	—	—

Condensed consolidated statement of financial position
As at 30 June 2009

As at		£
31 December		As at 30 June
2008		2009	2008
£m		£m	£m

	Non-current assets
515	Investments in joint ventures	332	501

515	Total assets	332	501

	Current liabilities
—	Payables	—	2
11	Taxation	11	14

11	Total liabilities	11	16

504	Net assets	321	485

	Capital and reserves
164	Called up share capital	164	164
1,154	Share premium account	1,155	1,147
(347)	Shares held in treasury (including in joint ventures)	(317)	(347)
4	Capital redemption reserve	4	4
157	Translation reserve	73	(7)
(628)	Other reserves	(758)	(476)

504	Total equity	321	485

Approved by the Board of Directors, 29 July 2009.

Reed Elsevier Interim Results 2009     35
Reed Elsevier PLC
Summary financial information
Condensed consolidated statement of comprehensive income
For the six months ended 30 June 2009

Year ended		£
31 December		Six months ended 30 June
2008		2009	2008
£m		£m	£m

241	Profit attributable to ordinary shareholders	77	155
(48)	Share of joint ventures’ other comprehensive income for the period	(96)	(25)

193	Total comprehensive (expense)/income for the period	(19)	130

Condensed consolidated statement of changes in equity
For the six months ended 30 June 2009

							£
			Shares	Capital
	Share	Share	held in	redemption	Translation	Other
	capital	premium	treasury	reserve	reserve	reserves	Total equity
	£m	£m	£m	£m	£m	£m	£m

Balance at 1 January 2009	164	1,154	(347)	4	157	(628)	504
Total comprehensive expense for the period	—	—	—	—	(84)	65	(19)
Equity dividends declared	—	—	—	—	—	(162)	(162)
Issue of ordinary shares, net of expenses	—	1	—	—	—	—	1
Share of joint ventures’ settlement of share awards by employee benefit trust	—	—	30	—	—	(32)	(2)
Share of joint ventures’ increase in share based remuneration reserve	—	—	—	—	—	1	1
Equalisation adjustments	—	—	—	—	—	(2)	(2)

Balance at 30 June 2009	164	1,155	(317)	4	73	(758)	321

							£
				Capital
	Share	Share	Shares held	redemption	Translation	Other
	capital	premium	in treasury	reserve	reserve	reserves	Total equity
	£m	£m	£m	£m	£m	£m	£m

Balance at 1 January 2008	163	1,123	(302)	4	(37)	617	1,568
Total comprehensive income for the period	—	—	—	—	30	100	130
Equity dividends declared	—	—	—	—	—	(1,187)	(1,187)
Issue of ordinary shares, net of expenses	1	24	—	—	—	—	25
Increase in shares held in treasury (including joint ventures)	—	—	(49)	—	—	—	(49)
Share of joint ventures’ settlement of share awards by employee benefit trust	—	—	4	—	—	(4)	—
Share of joint ventures’ increase in share based remuneration reserve	—	—	—	—	—	12	12
Equalisation adjustments	—	—	—	—	—	(14)	(14)

Balance at 30 June 2008	164	1,147	(347)	4	(7)	(476)	485

Reed Elsevier Interim Results 2009     36
Reed Elsevier PLC
Summary financial information
Condensed consolidated statement of changes in equity
For the six months ended 30 June 2009

							£
				Capital
	Share	Share	Shares held	redemption	Translation	Other
	capital	premium	in treasury	reserve	reserve	reserves	Total equity
	£m	£m	£m	£m	£m	£m	£m

Balance at 1 January 2008	163	1,123	(302)	4	(37)	617	1,568
Total comprehensive income for the period	—	—	—	—	194	(1)	193
Equity dividends declared	—	—	—	—	—	(1,245)	(1,245)
Issue of ordinary shares, net of expenses	1	31	—	—	—	—	32
Increase in shares held in treasury (including joint ventures)	—	—	(49)	—	—	—	(49)
Share of joint ventures’ settlement of share awards by employee benefit trust	—	—	4	—	—	(4)	—
Share of joint ventures’ increase in share based remuneration reserve	—	—	—	—	—	24	24
Equalisation adjustments	—	—	—	—	—	(19)	(19)

Balance at 31 December 2008	164	1,154	(347)	4	157	(628)	504

Reed Elsevier Interim Results 2009     37
Reed Elsevier PLC
Summary financial information
Notes to the summary financial information
1 Earnings per share

							£
Year ended 31 December				Six months ended 30 June
Profit
attributable	Basic
to ordinary	earnings per			Profit attributable to		Basic earnings
shareholders	share			ordinary shareholders		per share
2008	2008			2009	2008	2009	2008
£m	pence			£m	£m	pence	pence

241	22.1	p	Reported figures	77	155	7.1p	14.1	p
(10)	(0.9	)p	Share of joint ventures’ net profit from discontinued operations	—	(6)	—	(0.5	)p

231	21.2	p	Profit attributable to ordinary shareholders based on the continuing operations of the combined businesses	77	149	7.1p	13.6	p

2 Adjusted figures
Adjusted profit and earnings per share figures are used as additional performance measures. Adjusted earnings per share is based upon the Reed Elsevier PLC shareholders’ 52.9% economic interest in the adjusted profit attributable of the Reed Elsevier combined businesses, which is reconciled to the reported figures in note 5 to the combined financial information. The adjusted figures are derived as follows:
Earnings per share from total operations of the combined businesses

						£
Year ended 31 December			Six months ended 30 June
Profit
attributable	Basic
to ordinary	earnings per		Profit attributable to		Basic earnings
shareholders	share		ordinary shareholders		per share
2008	2008		2009	2008	2009	2008
£m	pence		£m	£m	pence	pence

241	22.1p	Reported figures	77	155	7.1p	14.1p
11	1.0p	Effect of tax credit equalisation on distributed earnings	8	8	0.7p	0.8p

252	23.1p	Profit attributable to ordinary shareholders based on 52.9% economic interest in the Reed Elsevier combined businesses	85	163	7.8p	14.9p
234	21.5p	Share of adjustments in joint ventures	181	60	16.7p	5.4p

486	44.6p	Adjusted figures	266	223	24.5p	20.3p

3 Dividends and share consolidation
During the six months ended 30 June 2009, the final 2008 dividend of 15.0p per ordinary share was paid at a cost of £162m (2008: final 2007 dividend 13.6p per ordinary share; £146m). On 29 July 2009 an interim dividend of 5.4p per ordinary share (2008: interim 2008 dividend 5.3p per ordinary share) was declared by the Directors of Reed Elsevier PLC. The 2009 interim dividend will be paid on the ordinary shares on 28 August 2009, with ex-dividend and record dates of 5 August 2009 and
7 August 2009 respectively. The cost of this dividend of £59m (2008: £58m) will be recognised when paid.
On 18 January 2008, the company paid a special distribution of 82.0p per ordinary share from the net proceeds of the disposal of the Education division. The distribution of £1,041m was recognised when paid. The special distribution was accompanied by a consolidation of ordinary share capital on the basis of 58 new ordinary shares of 14 51/116p for every 67 existing ordinary shares of 12.5p, reflecting the ratio of the aggregate special distribution (including that paid by Reed Elsevier NV) to the combined market capitalisation of Reed Elsevier PLC and Reed Elsevier NV (excluding the 5.8% indirect equity interest in Reed Elsevier NV held by Reed Elsevier PLC) as at 12 December 2007, the date of the announcement of the special distribution.

Reed Elsevier Interim Results 2009     38
Reed Elsevier PLC
Summary financial information
4 Share capital and treasury shares

Year ended
31 December				Six months ended 30 June
2008				2009	2008
Shares in				Shares in	Shares in
issue net of				issue net of	issue net of
treasury		Shares in	Treasury	treasury	treasury
shares		issue	shares	shares	shares
millions		millions	millions	millions	millions

	Number of ordinary shares
1,251.3	At start of period	1,136.9	(54.3)	1,082.6	1,251.3
(168.1)	Share consolidation	—	—	—	(168.1)
6.4	Issue of ordinary shares	0.4	—	0.4	5.3
(3.2)	Share repurchases	—	—	—	(3.2)
(3.8)	Net release/(purchase) of shares by employee benefit trust	—	4.6	4.6	(3.9)

1,082.6	At end of period	1,137.3	(49.7)	1,087.6	1,081.4

1,089.5	Average number of ordinary shares during the period			1,085.8	1,096.9

5 Contingent liabilities and related party transactions
There are contingent liabilities in respect of borrowings of joint ventures guaranteed jointly and severally by Reed Elsevier PLC and Reed Elsevier NV amounting to £5,144m at 30 June 2009 (31 December 2008: £5,765m).
There have been no significant related party transactions that have had a material impact on the performance or financial position of Reed Elsevier PLC in the six months ended 30 June 2009.

Reed Elsevier Interim Results 2009     39
Reed Elsevier NV
Summary financial information
Basis of preparation
The Reed Elsevier NV share of the Reed Elsevier combined results has been calculated on the basis of the 50% economic interest of the Reed Elsevier NV shareholders in the Reed Elsevier combined businesses, after taking account of the results arising in Reed Elsevier NV and its subsidiary undertakings. The summary financial information has been prepared in accordance with IAS34 — Interim Financial Reporting and on the basis of the group accounting policies of Reed Elsevier NV. The Reed Elsevier NV group accounting policies are in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union and as issued by the International Accounting Standards Board, and are set out on pages 168 to 169 of the Reed Elsevier Annual Reports and Financial Statements 2008. IAS1 — Presentation of Financial Statements (revised 2007) and amendments to IAS23 — Borrowing Costs, the effects of which are described on page 24, became effective and were adopted accordingly in the period. Reed Elsevier NV’s 50% economic interest in the net assets of the combined businesses is shown in the balance sheet as investments in joint ventures, net of the assets and liabilities reported as part of Reed Elsevier NV and its subsidiary undertakings. The Combined Board of Reed Elsevier NV, having made appropriate enquiries, consider that adequate resources exist for the group to continue in operational existence for the foreseeable future and that, therefore, it is appropriate to adopt the going concern basis in preparing the summary financial information for the six months ended 30 June 2009.
The interim figures for the six months ended 30 June 2009 and the comparative amounts to 30 June 2008 are unaudited but have been reviewed by the auditors. The summary financial information for the year ended 31 December 2008 has been abridged from the Reed Elsevier Annual Reports and Financial Statements 2008, which received an unqualified audit report.
Condensed consolidated income statement
For the six months ended 30 June 2009

			€
Year ended
31 December		Six months ended 30 June
2008		2009	2008
€m		€m	€m

(3)	Administrative expenses	(1)	(1)
239	Share of results of joint ventures	81	164

236	Operating profit	80	163
77	Finance income	15	38

313	Profit before tax	95	201
(19)	Taxation	(4)	(9)

294	Profit attributable to ordinary shareholders	91	192

Earnings per ordinary share
For the six months ended 30 June 2009

			€
Year ended
31 December		Six months ended 30 June
2008		2009	2008
€		€	€

	Basic earnings per share
€0.43	From continuing operations of the combined businesses	€0.14	€0.28
€0.01	From discontinued operations of the combined businesses	—	—

€0.44	From total operations of the combined businesses	€0.14	€0.28

	Diluted earnings per share
€0.43	From continuing operations of the combined businesses	€0.14	€0.28
€0.01	From discontinued operations of the combined businesses	—	—

€0.44	From total operations of the combined businesses	€0.14	€0.28

Adjusted profit and earnings per share figures are presented in note 2 as additional performance measures.

Reed Elsevier Interim Results 2009     40
Reed Elsevier NV
Summary financial information
Condensed consolidated statement of cash flows
For the six months ended 30 June 2009

			€
Year ended
31 December		Six months ended 30 June
2008		2009	2008
€m		€m	€m

	Cash flows from operating activities
(2)	Cash used by operations	—	—
78	Interest received	17	39
(17)	Tax paid	(5)	(3)

59	Net cash from operating activities	12	36

	Cash flows from investing activities
1,200	Dividends received from joint ventures	—	1,200

	Cash flows from financing activities
(1,569)	Equity dividends paid	(185)	(1,497)
27	Proceeds on issue of ordinary shares	—	26
(25)	Purchase of treasury shares	—	(25)
311	Decrease in net funding balances due from joint ventures	172	252

(1,256)	Net cash used in financing activities	(13)	(1,244)

3	Movement in cash and cash equivalents	(1)	(8)

Condensed consolidated statement of financial position
As at 30 June 2009

			€
As at
31 December		As at 30 June
2008		2009	2008
€m		€m	€m

	Non-current assets
551	Investments in joint ventures	422	652
	Current assets
4	Amounts due from joint ventures — other	2	4
12	Cash and cash equivalents	11	1

16		13	5

567	Total assets	435	657

	Current liabilities
10	Payables	11	10
66	Taxation	65	70

76	Total liabilities	76	80

491	Net assets	359	577

	Capital and reserves
49	Share capital issued	49	49
1,712	Paid-in surplus	1,712	1,711
(477)	Shares held in treasury (including in joint ventures)	(461)	(503)
(138)	Translation reserve	(150)	(196)
(655)	Other reserves	(791)	(484)

491	Total equity	359	577

Approved by the Combined Board of Directors, 29 July 2009.

Reed Elsevier Interim Results 2009     41
Reed Elsevier NV
Summary financial information
Condensed consolidated statement of comprehensive income
For the six months ended 30 June 2009

			€
Year ended
31 December		Six months ended 30 June
2008		2009	2008
€m		€m	€m

294	Profit attributable to ordinary shareholders	91	192
(232)	Share of joint ventures’ other comprehensive income for the period	(40)	(93)

62	Total recognised comprehensive income for the period	51	99

Condensed consolidated statement of changes in equity
For the six months ended 30 June 2009

						€
		Paid-in	Shares held	Translation	Other
	Share capital	surplus	in treasury	reserve	reserves	Total equity
	€m	€m	€m	€m	€m	€m

Balance at 1 January 2009	49	1,712	(477)	(138)	(655)	491
Total comprehensive income for the period	—	—	—	(28)	79	51
Equity dividends declared	—	—	—	—	(185)	(185)
Share of joint ventures’ settlement of share awards by employee benefit	—	—	32	—	(34)	(2)
Share of joint ventures’ increase in share based remuneration reserve	—	—	—	—	1	1
Equalisation adjustments	—	—	—	—	3	3
Exchange translation differences	—	—	(16)	16	—	—

Balance at 30 June 2009	49	1,712	(461)	(150)	(791)	359

						€
			Shares held	Translation
	Share capital	Paid-in surplus	in treasury	reserve	Other reserves	Total equity
	€m	€m	€m	€m	€m	€m

Balance at 1 January 2008	49	1,685	(459)	(159)	900	2,016
Total comprehensive income for the period	—	—	—	(26)	125	99
Equity dividends declared	—	—	—	—	(1,497)	(1,497)
Issue of ordinary shares, net of expenses	—	26	—	—	—	26
Increase in shares held in treasury (including joint ventures)	—	—	(60)	—	—	(60)
Share of joint ventures’ settlement of share awards by employee benefit trust	—	—	5	—	(5)	—
Share of joint ventures’ increase in share based remuneration reserve	—	—	—	—	14	14
Equalisation adjustments	—	—	—	—	(21)	(21)
Exchange translation differences	—	—	11	(11)	—	—

Balance at 30 June 2008	49	1,711	(503)	(196)	(484)	577

Reed Elsevier Interim Results 2009     42
Reed Elsevier NV
Summary financial information
Condensed consolidated statement of changes in equity
For the six months ended 30 June 2009

						€
			Shares held	Translation
	Share capital	Paid-in surplus	in treasury	reserve	Other reserves	Total equity
	€m	€m	€m	€m	€m	€m

Balance at 1 January 2008	49	1,685	(459)	(159)	900	2,016
Total comprehensive income for the period	—	—	—	21	41	62
Equity dividends declared	—	—	—	—	(1,569)	(1,569)
Issue of ordinary shares, net of expenses	—	27	—	—	—	27
Increase in shares held in treasury (including joint ventures)	—	—	(59)	—	—	(59)
Share of joint ventures’ settlement of share awards by employee benefit trust	—	—	5	—	(5)	—
Share of joint ventures’ increase in share based remuneration reserve	—	—	—	—	29	29
Equalisation adjustments	—	—	—	—	(15)	(15)
Exchange translation differences	—	—	36	—	(36)	—

Balance at 31 December 2008	49	1,712	(477)	(138)	(655)	491

Reed Elsevier Interim Results 2009     43
Reed Elsevier NV
Summary financial information
Notes to the summary financial information
1 Earnings per share

						€
Year ended 31 December			Six months ended 30 June
Profit
attributable	Basic
to ordinary	earnings per		Profit attributable to		Basic earnings
shareholders	share		ordinary shareholders		per share
2008	2008		2009	2008	2009	2008
€m	€		€m	€m	€	€

294	€0.44	Reported figures	91	192	€0.14	€0.28
(5)	€(0.01)	Share of joint ventures’ net profit from discontinued operations	—	—	—	—

289	€0.43	Profit attributable to ordinary shareholders based on the continuing operations of the combined businesses	91	192	€0.14	€0.28

2 Adjusted figures
Adjusted profit and earnings per share figures are used as additional performance measures. Adjusted earnings per share is based upon the Reed Elsevier NV shareholders’ 50% economic interest in the adjusted profit attributable of the Reed Elsevier combined businesses, which is reconciled to the reported figures in note 5 to the combined financial information. The adjusted figures are derived as follows:
Earnings per share from total operations of the combined businesses

						€
Year ended 31 December			Six months ended 30 June
Profit
attributable	Basic
to ordinary	earnings per		Profit attributable to		Basic earnings
shareholders	share		ordinary shareholders		per share
2008	2008		2009	2008	2009	2008
€m	€		€m	€m	€	€

294	€0.44	Reported figures	91	192	€0.14	€0.28
286	€0.43	Share of adjustments in joint ventures	191	80	€0.28	€0.12

580	€0.87	Adjusted figures	282	272	€0.42	€0.40

3 Dividends and share consolidation
During the six months ended 30 June 2009, the final 2008 dividend of €0.290 per ordinary share was paid at a cost of €185m (2008: final 2007 dividend €0.311 per ordinary share; €198m). On 29 July 2009 an interim dividend of €0.107 per ordinary share (2008: interim 2008 dividend €0.114 per ordinary share) was declared by the Directors of Reed Elsevier NV. The 2009 interim dividend will be paid on the ordinary shares on 28 August 2009, with ex-dividend and record dates of 5 August 2009 and 7 August 2009 respectively. The cost of this dividend of €67m (2008 interim: €72m) will be recognised when paid.
On 18 January 2008, the company paid a special distribution of €1.767 per ordinary share from the net proceeds of the disposal of the Education division. The distribution of €1,299m was recognised when paid. The special distribution was accompanied by a consolidation of ordinary share capital on the basis of 58 new ordinary shares of €0.07 for every 67 existing ordinary shares of €0.06, reflecting the ratio of the aggregate special distribution (including that paid by Reed Elsevier PLC) to the combined market capitalisation of Reed Elsevier NV (excluding the 5.8% indirect equity interest in Reed Elsevier NV held by Reed Elsevier PLC) and Reed Elsevier PLC as at 12 December 2007, the date of the announcement of the special distribution. The existing R-shares of €0.60 were consolidated on a similar basis into new R-shares of €0.70.

Reed Elsevier Interim Results 2009     44
Reed Elsevier NV
Summary financial information
4 Share capital and treasury shares

Year ended
31 December				Six months ended 30 June
2008				2009	2008
Shares in				Shares in	Shares in
issue net of				issue net of	issue net of
treasury		Shares in	Treasury	treasury	treasury
shares		issue	shares	shares	shares
millions		millions	millions	millions	millions

	Number of ordinary shares
724.9	At start of period	660.6	(35.2)	625.4	724.9
(97.4)	Share consolidation	—	—	—	(97.4)
2.4	Issue of ordinary shares	—	—	—	2.4
(2.1)	Share repurchases	—	—	—	(2.1)
(2.4)	Net release/(purchase) of shares by employee benefit trust	—	3.0	3.0	(2.4)

625.4	At end of period	660.6	(32.2)	628.4	625.4

669.0	Average number of equivalent ordinary shares during the period			666.0	674.2

The average number of equivalent ordinary shares takes into account the “R” shares in the company held by a subsidiary of Reed Elsevier PLC, which represents a 5.8% interest in the company’s share capital.
5 Contingent liabilities and related party transactions
There are contingent liabilities in respect of borrowings of joint ventures guaranteed jointly and severally by Reed Elsevier NV and Reed Elsevier PLC amounting to €6,069m at 30 June 2009 (31 December 2008: €5,917m).
There have been no significant related party transactions that have had a material impact on the performance or financial position of Reed Elsevier NV in the six months ended 30 June 2009.

Reed Elsevier Interim Results 2009     45
Additional information for
US investors
Summary financial information in US dollars
This summary financial information in US dollars is a simple translation of the Reed Elsevier combined financial information into US dollars at the rates of exchange set out in note 11 to the combined financial information. The financial information provided below is prepared in accordance with accounting principles as used in the preparation of the Reed Elsevier combined financial information. It does not represent a restatement under US Generally Accepted Accounting Principles (“US GAAP”), which would be different in some significant respects.
Combined income statement

			$
Year ended
31 December		Six months ended 30 June
2008		2009	2008
US$m		US$m	US$m

9,868	Revenue — continuing operations	4,559	4,834
1,667	Operating profit — continuing operations	471	883
1,141	Profit before tax — continuing operations	280	774
33	Net profit from discontinued operations	—	24
881	Net profit attributable to parent companies’ shareholders — total operations	240	609

2,551	Adjusted operating profit — continuing operations	1,165	1,219
1,700	Adjusted profit attributable to parent companies’ shareholders — total operations	749	829

US$	Basic earnings per American Depositary Share (ADS) — total operations	US$	US$
1.64	Reed Elsevier PLC (Each ADS comprises four ordinary shares)	$0.42	$1.11
1.29	Reed Elsevier NV (Each ADS comprises two ordinary shares)	$0.37	$0.86
	Adjusted earnings per American Depositary Share (ADS) — total operations
3.30	Reed Elsevier PLC (Each ADS comprises four ordinary shares)	$1.46	$1.60
2.56	Reed Elsevier NV (Each ADS comprises two ordinary shares)	$1.12	$1.22

Adjusted earnings per American Depository Share is based on Reed Elsevier PLC shareholders’ 52.9% and Reed Elsevier NV shareholders’ 50% respective shares of the adjusted profit attributable of the Reed Elsevier combined businesses. Adjusted figures are presented as additional performance measures and are reconciled to the reported figures at their sterling and euro amounts in note 5 to the combined financial information and in note 2 to the summary financial information of the respective parent companies.
Combined statement of cash flows

			$
Year ended
31 December		Six months ended 30 June
2008		2009	2008
US$m		US$m	US$m

1,957	Net cash from operating activities — continuing operations	730	861
(4,257)	Net cash used in investing activities — continuing operations	(284)	(408)
(1,633)	Net cash used in financing activities — continuing operations	(416)	(4,460)
(89)	Net cash from/(used in) discontinued operations	—	59

(4,022)	Increase/(decrease) in cash and cash equivalents	30	(3,948)

2,603	Adjusted operating cash flow — continuing operations	1,068	1,154

Reed Elsevier Interim Results 2009     46
Additional information for
US investors
Combined statement of financial position

			$
As at
31 December		As at 30 June
2008		2009	2008
US$m		US$m	US$m

14,983	Non-current assets	14,364	9,614
3,601	Current assets	3,218	3,592
71	Assets held for sale	—	1,634

18,655	Total assets	17,582	14,840

5,957	Current liabilities	6,131	6,398
11,273	Non-current liabilities	10,396	5,768
3	Liabilities associated with assets held for sale	—	822

17,233	Total liabilities	16,527	12,988

1,422	Net assets	1,055	1,852

Reed Elsevier Interim Results 2009     47
Directors’ responsibility statement
The directors confirm that to the best of their knowledge the condensed combined financial information and respective condensed consolidated parent company financial information, which have been prepared in accordance with IAS34 — Interim Financial Reporting as adopted by the European Union, give a true and fair view of the assets, liabilities, financial position and profit of the combined businesses and respective parent company groups, and that the interim management report herein includes a fair review of the information required by the United Kingdom Disclosure and Transparency Rules 4.2.7R and 4.2.8R and by section 5:25d(8)/(9) of the Dutch Financial Markets Supervision Act (Wet op het Financieel Toezicht).
At the date of this statement, the directors of Reed Elsevier PLC and Reed Elsevier NV are those listed in the Reed Elsevier Annual Reports and Financial Statements 2008 with the exception of Sir Crispin Davis, who retired in March 2009, Jan Hommen, who resigned in April 2009, Ian Smith, who was appointed as Chairman of the Executive Board of Reed Elsevier NV in April 2009, and Anthony Habgood, who was appointed Chairman of Reed Elsevier PLC and Chairman of the Supervisory Board of Reed Elsevier NV with effect from June 2009.

By order of the Board of Reed Elsevier PLC		By order of the Combined Board of Reed Elsevier NV
29 July 2009		29 July 2009

I R Smith	M H Armour	I R Smith	M H Armour
Chief Executive Officer	Chief Financial Officer	Chief Executive Officer	Chief Financial Officer
Chairman, Executive Board

Reed Elsevier Interim Results 2009     48
Independent review report
to Reed Elsevier PLC and Reed Elsevier NV
Introduction
We have been engaged by the boards of Reed Elsevier PLC and Reed Elsevier NV to review the combined financial information of Reed Elsevier PLC, Reed Elsevier NV, Reed Elsevier Group plc and Elsevier Reed Finance BV and their respective subsidiaries, associates and joint ventures (together “the Combined Businesses”) for the six months ended 30 June 2009 which comprises the condensed combined income statement, condensed combined statement of cash flows, condensed combined statement of financial position, condensed combined statement of comprehensive income, condensed combined statement of changes in equity and related notes 1 to 11.
We have also reviewed the summary financial information of Reed Elsevier PLC and Reed Elsevier NV for the six months ended 30 June 2009 which comprise, respectively, the condensed consolidated income statement, condensed consolidated statement of cash flows, condensed consolidated statement of financial position, condensed consolidated statement of comprehensive income, condensed consolidated statement of changes in equity and the related notes 1 to 5. We have read the other information contained in the Reed Elsevier Interim Results and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.
This report is made solely to Reed Elsevier PLC and Reed Elsevier NV in accordance with International Standard on Review Engagements (United Kingdom and Ireland) 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”, issued by the United Kingdom Auditing Practices Board, and Dutch Law. Our review work has been undertaken so that we might state to Reed Elsevier PLC and Reed Elsevier NV those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by applicable law, we do not accept or assume responsibility to anyone other than Reed Elsevier PLC and Reed Elsevier NV for our review work, for this report, or for the conclusions we have formed.
Directors’ responsibilities
The Reed Elsevier Interim Results, including the financial information contained therein, is the responsibility of, and has been approved by, the directors of Reed Elsevier PLC and Reed Elsevier NV. The directors of Reed Elsevier PLC and Reed Elsevier NV are responsible for preparing the Reed Elsevier Interim Results in accordance with the Disclosure and Transparency Rules of the United Kingdom’s Financial Services Authority and Dutch law. The annual financial statements of Reed Elsevier PLC and Reed Elsevier NV are prepared in accordance with International Financial Reporting Standards as adopted by the European Union. The accompanying financial information has been prepared in accordance with International Accounting Standard 34: “Interim Financial Reporting” as adopted by the European Union.
Our responsibility
Our responsibility is to express to Reed Elsevier PLC and Reed Elsevier NV a conclusion on the accompanying financial information based on our review.
Scope of Review
We conducted our review in accordance with International Standard on Review Engagements (United Kingdom and Ireland) 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the United Kingdom Auditing Practices Board, and Dutch Law. A review of interim financial information consists principally of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit performed in accordance with International Standards on Auditing (United Kingdom and Ireland) and Dutch Law, and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.
Review conclusion
Based on our review, nothing has come to our attention that causes us to believe that the accompanying financial information is not prepared, in all material respects, in accordance with International Accounting Standard 34: “Interim Financial Reporting” as adopted by the European Union and the Transparency and Disclosure Rules of the United Kingdom’s Financial Services Authority and Dutch law.

Deloitte LLP	Deloitte Accountants BV
Chartered Accountants and Statutory Auditors	JPM Hopmans
London	Amsterdam
United Kingdom	The Netherlands
29 July 2009	29 July 2009

Reed Elsevier Interim Results 2009     49
Investor information
Financial calendar

2009

30 July	PLC NV	Announcement of interim results for the six months to 30 June 2009

5 August	PLC NV	Ex-dividend date — 2009 interim dividend, Reed Elsevier PLC and Reed Elsevier NV ordinary shares and ADRs

7 August	PLC NV	Record date — 2009 interim dividend, Reed Elsevier PLC and Reed Elsevier NV ordinary shares and ADRs

28 August	PLC NV	Payment date — 2009 interim dividend, Reed Elsevier PLC and Reed Elsevier NV ordinary shares

4 September	PLC NV	Payment date — 2009 interim dividend, Reed Elsevier PLC and Reed Elsevier NV ADRs

12 November	PLC NV	Interim management statement issued in relation to the 2009 financial year

2010

18 February	PLC NV	Announcement of Preliminary Results for the year to 31 December 2009

20 April	PLC NV	Interim management statement issued in relation to the 2010 financial year

29 July	PLC NV	Announcement of interim results for the six months to 30 June 2010

Listings

Reed Elsevier PLC	Reed Elsevier NV

London Stock Exchange	Euronext Amsterdam
Ordinary shares (REL) — ISIN No. GB00B2B0DG97	Ordinary shares (REN) — ISIN No. NL0006144495

New York Stock Exchange	New York Stock Exchange
American Depositary Shares (RUK) — CUSIP No. 758205207	American Depositary Shares (ENL) — CUSIP No. 758204200
Each ADR represents four ordinary shares	Each ADR represents two ordinary shares

Reed Elsevier Interim Results 2009     50
Investor Information
Contacts

Reed Elsevier PLC	Reed Elsevier NV	Reed Elsevier PLC and Reed Elsevier NV
1-3 Strand	Radarweg 29	ADR Depositary
London WC2N 5JR	1043 NX Amsterdam	The Bank of New York Mellon
United Kingdom	The Netherlands	PO Box 358516
Tel: +44 (0)20 7930 7077	Tel: +31 (0)20 485 2222	Pittsburgh, PA 15252-8516
Fax: +44 (0)20 7166 5799	Fax: +31 (0)20 485 2032	USA
Tel: +1 888 269 2377
+1 201 680 6825 (outside the US)
email: shrrelations@bnymellon.com
www.adrbnymellon.com

Auditors
Deloitte LLP	Deloitte Accountants B.V.
2 New Street Square	Orlyplein 50
London EC4A 3BZ	1043 DP Amsterdam
United Kingdom	The Netherlands

Stockbrokers		Reed Elsevier PLC Registrar
JP Morgan Cazenove Limited	ABN AMRO Bank NV	Equiniti Limited
20 Moorgate	Gustav Mahlerlaan 10	Aspect House
London EC2R 6DA	1082 PP Amsterdam	Spencer Road
United Kingdom	The Netherlands	Lancing
West Sussex
UBS Investment Bank		BN99 6DA
1 Finsbury Avenue		United Kingdom
London EC2M 2PP		Tel: 0871 384 2960 (calls charged at 8p per
United Kingdom		minute from a BT landline, other telephony
providers’ costs may vary)
+44 121 415 7047 (non-UK callers)
www.shareview.co.uk

For further investor information visit:
www.reedelsevier.com
This announcement is available on the Reed Elsevier website. Copies are available to the public from the registered offices of the respective companies shown above.